Exhibit 99.1

| 1 Financial Management Review 4Q24 | February 2025 131 years contributing to the development of the country and its people. Quarterly YTD Report

Table of Contents 6 About Banco de Chile I. Our History Financial Snapshot on Banco de Chile 8 Corporate Governance II. Equity Composition and Ownership Structure Board of Directors, Committees and Managerial Structure 11 Business Strategy III. Corporate Statements and Commitments Stakeholders Engagement Competitive Landscape, Business Trends and Regulation Strategy of Banco de Chile At a Glance Business Segments Description Snapshot on Strategic Advances 23 Economic and Business Environment IV. Economic Outlook Banking Industry Performance and Projections Competitive Position 28 Management Discussion & Analysis V. Income Statement Analysis Business Segments Performance Balance Sheet Analysis 52 Risk & Capital Management VI. Risk Management Approach Funding Concentration and Liquidity Market Risk Operational Risk Capital Adequacy and Credit Ratings | 2

About this Report Basis for Presentation This financial report, which accompanies our quarterly financial statements, has been prepared as requested by the Chilean Financial Market Commission (CMF) in the Compendium of Accounting Standards for Banks while being elaborated in accordance with the IFRS Practice Statement 1 – Management Commentary as issued by the International Accounting Standards Board (IASB) . Figures included in this report “ Financial Management Review ” , for purposes of analysis, are based on both the financial statements and management information systems of Banco de Chile . Forward - Looking Information The information contained herein incorporates by reference statements which constitute “ forward - looking statements ” that include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance . Such statements include any forecasts, projections and descriptions of anticipated cost savings or oth er synergies . You should be aware that any such forward - looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward - looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control . The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements . Factors that could cause actual results to differ materially and adversely include, but are not limited to : ⭬ changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America; ⭬ changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies; ⭬ unexpected developments in certain existing litigation; ⭬ increased costs; ⭬ unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; ⭬ natural disasters or pandemics; ⭬ the effect of tax laws or other kind of regulation on our business; ⭬ other risk factors as reported in our form 20F filed with the U.S. SEC. Undue reliance should not be placed on such statements, which speak only as of the date that they were made . Our independent public accountants have not examined or compiled the forward - looking statements and, accordingly, do not provide any assurance with respect to such statements . These cautionary statements should be considered in connection with any written or oral forward - looking statements that we may issue in the future . We do not undertake any obligation to release publicly any revisions to such forward - looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events . | 3 Contacts Daniel Galarce Head of Financial Control & Capital Management Financial Control & Capital Area | Banco de Chile dgalarce@bancochile.cl Pablo Mejia Head of Investor Relations Investor Relations | Banco de Chile pmejiar@bancochile.cl

EY Chile Avda. Presidente Riesco 5435, piso 4, Las Condes, Santiago | 4 Tel: +56 (2) 2676 1000 www.eychile.cl Independent Auditor’s Report (Free translation of the report originally issued in spanish) To the Shareholders and the Board of Directors Banco de Chile We have reviewed the accompanying presentation of the “Management Commentary” financial report of Banco de Chile and its subsidiaries for the year 2024 , taken as a whole . In connection to this review, we have audited, in accordance with generally accepted auditing standards in Chile, the consolidated financial statements of Banco de Chile and its subsidiaries as of al December 31 , 2024 , and for the year then ended and the related notes to the consolidated financial statements . In our report dated February 11 , 2025 , we issued an unqualified opinion on such consolidated financial statements . Management’s Responsibility The Bank’s Management is responsible for the preparation and fair presentation of this “Management Commentary” of Banco de Chile and its subsidiaries in accordance with standards and instructions issued by the Financial Market Commission (CMF), established in Chapter C - 1 of the Compendium of Accounting Standards for Banks . Auditor’s Responsibility Our review was conducted in accordance with attestation standards issued by the Institute of Chilean Accountants . A review, consists, mainly, in the application of analytical procedures and making inquiries to those responsible for financial and accounting matters . A review consists mainly of applying analytical procedures and making inquiries, primarily of persons responsible for financial and accounting matters . A review is substantially less in scope than an exam which objective would be to present an opinion over the “Management Commentary” . Therefore, we do not express such opinion . The “Management Commentary” contains non - financial information such as operational, commercial information, sustainability indicators, macroeconomics projections and managerial information and others . Although this information may provide other additional elements for the analysis of the financial situation and results of the operations of Banco de Chile and its subsidiaries, our review does not extend to such type of information .

EY Chile Avda. Presidente Riesco 5435, piso 4, Las Condes, Santiago | 5 Tel: +56 (2) 2676 1000 www.eychile.cl The preparation and presentation of the “Management Commentary” of Banco de Chile and its subsidiaries as of December 31 , 2024 , requires management to interpret certain criteria, make determinations regarding the relevance of the information to be included and make estimates and assumptions that affects the information presented . The “Management Commentary” of Banco de Chile and its subsidiaries as of December 31 , 2024 , includes current and prospective information that estimates the future impact of transactions and events that have occurred or are expected to occur, estimates future expected sources of liquidity and financial resources, and also estimates operational and macroeconomic trends and commitments and uncertainties . The results obtained in the future may differ significantly from the current evaluation of this information presented by the management of Banco de Chile and its subsidiaries due the facts and circumstances frequently do not occur as expected . Our review has considered such information only to the extent that it has been used in the preparation and presentation of the financial information contained in the “Management Commentary” and not to express a conclusion on such information itself . Conclusion Based in our review, we are not aware of any significant changes that should be made to the presentation of the “Management Commentary” of Banco de Chile and its subsidiaries so that such presentation : i) Is in accordance with the elements required by the standards and instructions from the Financial Market Commission (CMF) ; ii) the historical financial amounts included in the presentation have been correctly extracted from the consolidated financial statements of Banco de Chile and its subsidiaries and iii) the information, determinations, estimates and underlying assumptions of Banco de Chile and its subsidiaries are consistent with the bases used for the preparation of the financial information contained in such presentation . Rodrigo Vera EY Audit Ltda. Santiago, February 11, 2025

About Banco de Chile Our History Banco de Chile dates back to 1893 when the financial institution was formed following the merger of the Valparaíso, Agrícola and Nacional de Chile banks . We have played an important role in the economic history of Chile . Since the beginning, we have been a fundamental pillar for the development of the country and a financial and business reference, maintaining a leading position in the Chilean banking industry . Before the creation of the Central Bank in 1926 and prior to the enactment of the General Banking Act, we were the main stabilization agent of the Chilean banking system . Throughout our history we have developed a well - recognized brand name in Chile and expanded our operations in foreign markets, where we developed an extensive network of correspondent banks . In 1987 and 1988 , we established four subsidiaries to provide a full range of specialized financial products and services as permitted by the General Banking Act . In 1999 , we widened our sco pe of specialized financial services by creating our insurance brokerage and factoring subsidiaries . During the early 2000 s, the Chilean banking industry witnessed intense merger and acquisition activity . In 2002 , we merged wi th Banco de A . Edwards, which allowed us to expand our business to new customer segments . In 2008 , we merged our operations with Citibank Chile . As a result of these consolidations, we currently operate using the brand names “Banco de Chile” (which operates throughout Chile) and “Banco Edwards - Citi” (which is primarily oriented to higher income segments) . Likewise, most of our subsidiaries operate under the brand name “Banchile” . Our legal name is Banco de Chile and we are organized as a banking corporation under the laws of Chile and were licensed by t he CMF to operate as a commercial bank on September 17 , 1996 . Our main executive offices are located at Paseo Ahumada 251 , Santiago, Chile, our telephone number is + 56 (2) 2637 - 1111 and our website is www . bancochile . cl . We are a full - service financial institution that provides, directly and indirectly through our subsidiaries, a wide variety of lending and non - lending products and services to all segments of the Chilean financial market, providing our customers with power ful, differentiated and comprehensive value offerings . In addition to our traditional banking operations, our subsidiaries and aff iliates permit us to offer a variety of non - banking but specialized financial services including securities brokerage, mutual funds management, investment banking, insurance brokerage, collection services and acquiring and processing services for credit/debit cards . We are present in all Chilean regions through our nationwide branch network and we have one of the best digital and mobile ba nking platforms in Chile, which allow us to meet the needs of more than 2 million customers in timely and safe manner . From the international perspective, our alliance with Citigroup provides our customers with access to a wide network of products and services abroad . We have outstanding competitive strengths, such as excellent brand recognition, a comprehensive remote and non - remote distribution network, a distinctive and large customer base, a competitive funding structure, a solid equity base and a high credit quality loan portfolio . This is reflected in outstanding credit risk ratings by international agencies, which position us as one of the most solid private banks in Latin America . | 6

About Banco de Chile

Financial Snapshot

4Q24 and 2024 YTD

(In Millions of Ch$)


Banco de Chile

Net Income

Period	Amount	Annual Var.	Period	Amount	Annual Var.
4Q24	298,066	(22.7)%	Dec-24	1,207,392	(2.9)%
4Q23	385,544		Dec-23	1,243,635	

Operating Revenues

Period	Amount	Annual Var.	Period	Amount	Annual Var.
4Q24	778,152	(9.8)%	Dec-24	3,050,285	+1.9%
4Q23	863,061		Dec-23	2,994,872	

Expected Credit Losses

Period	Amount	Annual Var.	Period	Amount	Annual Var.
4Q24	103,296	(19.2)%	Dec-24	391,754	+8.4%
4Q23	127,900		Dec-23	361,251	

Operating Expenses

Period	Amount	Annual Var.	Period	Amount	Annual Var.
4Q24	303,146	(4.9)%	Dec-24	1,132,734	+1.5%
4Q23	318,900		Dec-23	1,116,099	

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Corporate Governance Equity Composition and Ownership Structure Equity and Shares Our equity is composed of 101 , 017 , 081 , 114 fully paid - in shares of common stock, without nominal (par) value . These shares are traded on the Santiago and Electronic Stock Exchanges in Chile under the ticker symbol “CHILE” . Also, since January 2 , 2002 Banco de Chile’s shares are traded on the New York Stock Exchange under the American Depositary Receipts (ADR) program in the form of American Depositary Shares (ADS) under the ticker symbol “BCH” . Each of our ADS represents 200 shares of common stock without par value . JPMorgan Chase Bank is the depositary of our ADS . Ownership Structure Our main shareholder is the LQIF group, which directly and indirectly owns 51 . 15 % of our shares . LQIF is a joint a venture that is equally owned by Quiñenco S . A . ( 50% ) and Citigroup Inc . ( 50 % each other) . A strategic partnership agreement between Quiñenco and Citigroup gives control to Quiñenco over LQIF and the companies directly and indirectly controlled by LQIF . As of December 31, 2024 | 8

Corporate Governance Board of Directors, Committees and Managerial Structure Board of Directors Our Board of Directors (Board) is the main corporate governance body and its most important duties include establishing strategic guidelines ; approving policies, procedures and mechanisms designed to meet the objectives of the corporate governance system ; and appointing a Chief Executive Officer . The Board is composed of eleven directors and two alternate directors, in accordance with our bylaws . The board is voted every three years . In March 2023 , the most recent election date, our shareholders elected new directors, of which eleven were proposed by LQIF (nine directors and two alternate directors) and other two members were proposed by shareholders other than LQIF, including an independent director . Currently, our Board is composed of three women and ten men . Our Board meets twice a month, except in February, when it meets once . Extraordinary sessions may be convened by the Chairman or by request of one or more regular directors . Board Committees Our Board delegates certain functions and activities to our committees to control, evaluate and report to the board of directors regarding specific matters which may affect our businesses. | 9

Corporate Governance Managerial Structure We organize our operations through a comprehensive organizational structure that is composed of business, control and support divisions . Furthermore, our subsidiaries also have independent management principles and structures that allow them to satisfy the challenges faced in the industries in which they participate . | 10

Business Strategy Corporate Statements and Commitments Mission Purpose We are a leading, globally - connected financial corporation with a prestigious business tradition. We provide financial services of excellence to each customer segment, offering creative, agile and effective solutions and thus ensuring value creation for our shareholders, our employees and the community at large. To contribute to the development of the country, people and companies. Corporate Values Vision In everything we do, we constantly strive to be the best bank for our customers, the best place to work, and the best investment for our shareholders. We do so in a way that demonstrates our commitment to the people in our organization and the community in general. | 11

Business Strategy Commitments Our Customers We pursue to be the bank with the best service quality, offering innovative, simple and secure products and services designed to meet the needs and aspirations of each segment, with timely, agile and proactive service in order to build trusted and long - term relationships . To achieve this we strive to continuously develop always - available service channels that allow fluid and timely communication, while counting on employees devoted to customer service that also have digital knowledge . Our Staff We are certain that our team is a distinctive asset and a solid competitive advantage in the industry . This is based on their commitment, dedication and excellence . For this reason, we offer development and growth opportunities based on merit, providing competitive compensation and economic and welfare benefits . At the same time, we seek to promote a respectful, friendly and collaborative work environment in a place that has suitable technological tools and infrastructure . We build a homogeneous and distinctive culture, based on corporate commitments and values through the involvement in social activities, in order to become a Corporation distinguished as the best place to work and the best team in Chilean banking industry . Our Shareholders We honor our shareholders' confidence by maximizing the company's value, with responsibility, prudence and a long - term business vision . We deploy our business strategy based on appropriate risk management and a culture of operational excellence that allows us to project the sustainable leadership of the corporation . Our Community We are convinced that our success is linked to the sustainable development of our country and the community . That is why in our daily actions we reflect our commitment to community by supporting diverse initiatives to overcome adversity, through the development of internal policies and being present in emblematic solidarity crusades . We are committed to respecting diversity and inclusion, entrepreneurship, environmental care and equality and governance dimensions . | 12

Business Strategy

Stakeholder Engagement

Banco de Chile keeps several communication channels open with our stakeholders in order to gather information to answer questions and manage concerns regarding different issues. We also actively participate in social media and count on specific channels dedicated to managing inquiries and requirements.



Stakeholders		Engagement Objectives	Mechanisms and/or Channels of Communication	Frequency
Customers	They are the reason for our existence and the center of all our decisions.	• Offer excellent service characterized by integrity, personalization, agility and proactivity in order to build long-term, trust-based relationships. • Use permanently available service channels to keep customers informed in a timely and appropriate manner. • Provide differentiated financial solutions featuring quality, innovative products and services for each customer segment.	• www.bancochile.cl • Branches and ATMs • Telephone banking service 600 637 37 37 • Mobile applications • Newsletter: Sustainability mass email • https://cl.linkedin.com/company/banco-de-chile • Twitter and Instagram:@bancodechile | @bancoedwards |@ayudaBancoChile • Facebook: bancodechile | bancoedwards	Ongoing Monthly Ongoing
Shareholders	They share our purpose, trust in our project, and contribute financial resources for our operation.	• Be the best investment option, maintaining a leading position by value of shares traded. • Promote operational efficiency and productivity in order to encourage prudent risk management based on integrity and transparency.	• Shareholders' meeting • Annual Report & Form 20-F • Financial reporting • Investor Relations: ir@bancochile.cl • Webcasts • Website	Annual Quarterly Monthly Ongoing
Employees	They represent a distinctive asset for us, whose commitment, dedication, and excellence allow us to honor our purpose every day.	• Offer merit-based development opportunities with competitive compensation and economic benefits. • Promote a respectful, polite work environment in a location equipped with the appropriate technology and infrastructure.	• Intranet / Emails / SOY_DELCHILE Teams Group • Competency Assessment • Counseling Program (Programa Orienta) • My Health Program (Programa Mi Salud) • "Más Conectados" Platform • Quality of Life Program / Active Chile Program • Point Bank / Team meetings • Contact: comitedeetica@bancochile.cl apoyolaboral@bancochile.cl centroatencionpersonas@bancochile.cl	Ongoing
Community	We are convinced that our success is linked to the sustainable development of the country and the community.	• Promote financial education. • Strengthen and enhance inclusion and respect for diversity for a more equitable society with greater opportunities. • Manage the business in an environmentally respectful manner. • Address press requirements. • Support SMEs and entrepreneurs in developing their businesses.	• Contact: sostenibilidad@bancochile.cl • www.bancochile.cl • prensa@bancochile.cl • www.bancochile.cl/saladeprensa • https://cl.linkedin.com/company/banco-de-chile • Twitter and Instagram:@bancodechile | @bancoedwards @ayudaBancoChile • Facebook: bancodechile | bancoedwards • Tik Tok: @fanaticosdelchile	Ongoing
Suppliers	They enable us to carry out our operations and are part of our value chain.	• Build long-term collaborative supplier relationships based on transparency, competition, efficiency, respect and objectivity. • Streamline and increase the effectiveness of processes for supplying goods and services. • Ensure that services are hired, and goods are acquired under market conditions.	• proveedores2@bancochile.cl • denunciasley20393@bancochile.cl • ARIBA platform.	Ongoing

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Business Strategy Competitive Landscape, Business Trends and Regulation Chilean Financial Industry The financial system in Chile consists of various industries, including Banking, Pension Funds, Insurance and Mutual Funds, with the Banking sector being the most relevant, with total loans representing more than 80 % of the Chilean GDP . The Chilean banking industry, in turn, consists of 17 banks, 16 of which are private sector banks and one is an state - owned bank, namely, Banco Estado . Within the banking industry, we face significant and increasing competition in all market segments in which we operate . As a comprehensive commercial bank that offers a wide range of services to enterprises and individual customers, we deal with a variety of competitors, ranging from large private sector commercial banks to more specialized entities, such as “niche” banks . In addition, we face competition from other types of players, such as non - bank leasing, crowdfunding, factoring and automotive finance companies, fund managers and insurance companies within the savings product market, as well as insurance companies in the mortgage credit market . The Chilean banking industry has experienced increased levels of competition in recent years from domestic as well as foreign banks . It is worth mentioning that the progressive increase in competition has occurred in combination with the consolidation of the industry through diverse mergers and acquisitions, which have resulted in more comprehensive banking players that participate in all market segments . In this context, in recent years other non - traditional providers of financial services have emerged, such as e - commerce, local and foreign fintech companies, Telecom companies, like internet and mobile phone providers, and more recently some marketplaces that offer financing, directly to their customers or providers, which has resulted in the disintermediation of traditional banking service providers that have become increasingly challenged . In the retail market, we compete with other private sector Chilean banks, as well as with Banco del Estado . Among private sector banks, we believe our strongest competitors in this market are Banco Santander — Chile, Scotiabank Chile and BCI, which have developed diversified business strategies focused on both small and medium sized companies and middle - income segments of the Chilean population . In the wholesale market, our strongest competitors are Banco Santander - Chile, BCI, Itaú and Scotiabank Chile . Likewise, our most relevant competitors in the high - income segment are Banco Santander Chile and Banco Bice, which use specialized business models that provide wealth management services and traditional banking services, just like us . Additionally, our subsidiaries compete with companies that offer non - banking specialized financial services in the higher - income individuals segment and the middle market and corporate segment such as Larrain Vial, BTG Pactual, Moneda Patria Investments and Credicorp Capital, whose core businesses are stock brokerage, financial advisory and wealth management services . Other Chilean commercial entities also compete in these markets of specialized financial services, but they are less focused on such businesses . Key Trends in the Banking Business Banco de Chile’s strategy is continuously adapting to the evolution of the business environment . Below are the main elements and trends that currently characterize the business backdrop : Global Environment: Normalization of both inflation and interest rates. Climate change. Armed conflicts and geopolitical reordering. Lower profitability in the banking business. Local Environment: Economic slowdown and subdued private investment. Increased criminality. Political, legal, and institutional uncertainty. Political fragmentation. | 14

Business Strategy Health, pension, and tax reforms in pipeline. Strengthening of consumer rights (data security). | 15 Banking Industry: New technological capabilities (AI, Cloud, Cyber). Regulatory pressure and increasing capital requirements. Widened competitive perimeter (Open Banking, Fintechs). Sustainability and climate change. Business model modernization, talent management, and IT strategies to adapt to the new environment . More demanding customers. Optimization of the physical service network and consolidation of digital channels as the main way for interaction with customers . Cost base optimization to mitigate increased competition and regulatory requirements . Regulatory Environment The CMF: The CMF is responsible for regulating, supervising and sanctioning the operations, stability and development of the Chilean financial market (made up of listed companies, banks and financial institutions, insurance companies, insurance brokers, mutual funds and investment funds), promoting the participation of market agents and ensuring public confidence . To achieve this objective, the CMF must have a global and systemic vision, which allows the interests of investors and insured agents to be safeguarded . Regarding the specific powers of the CMF related to banking regulation, this entity authorizes the creation of new banks and has broad powers to interpret and enforce legal and regulatory requirements applicable to banks and financial institutions . Furthermore, in cases of noncompliance with its legal and regulatory requirements, the CMF has the ability to impose sanctions . In extreme cases, it can appoint, with the prior approval of the board of directors of the Central Bank, a provisional administrator to manage banks . It also has the mandate to approve any amendment to banks’ bylaws . A bank’s financial statements as of December 31 of each year must be audited and submitted to the CMF together with the opinion of its independent auditors . Also, banks are required by the CMF to include in mid - year financial statements (as of June 30 of every fiscal year) an auditor’s limited review statement in accordance with Chilean GAAP . In addition, banks are required to provide extensive information regarding their operations at various periodic intervals to the CMF by means of specialized reports associated with business - related risk, capital, products, debtors, transactions, distribution channels, among others . The Central Bank : The Central Bank is an autonomous legal entity created under the framework of the Chilean Constitution . It is subject to its Ley Orgánica Constitucional (the “Organic Constitutional Law”) and the current Chilean Constitution . The Central Bank is directed and administered by a board of directors composed of five members appointed by the President of Chile, subject to Senate approval . The legal purpose of the Central Bank is to maintain the stability of the Chilean peso, that is, to keep inflation low and stable over time . It must also promote the stability and efficiency of the financial system, ensuring the normal functioning of internal and external payments . The agency regulates the amount of money and credit in circulation, executes international exchange operations and issues monetary, credit, financial and international exchange regulations . The SEC : Since Banco de Chile has been listed on the New York Stock Exchange since January 1 st , 2002 , we are subject to regulation and supervision of the Securities and Exchange Commission . We are required to file with SEC the form 20 F, including audited financial statements, as of December of each year in accordance with IFRS as issued by the International Accounting Standards Board .

Business Strategy Strategy of Banco de Chile At a Glance Competitive Strengths and Resources Financial Sustained leadership in profitability Robust capital base and demand deposits Strong credit and ESG risk ratings Human and Cultural Talent attraction and development capacity A collaborative work culture Risk management leadership Organizational Brand value Strong corporate governance Leader in digital banking Global presence through the strategic alliance with Citigroup Social Outstanding corporate reputation Broad customer base Strong supplier relationship Continued relationship with investors Recognized promoter of inclusion and entrepreneurship Strategic Pillars Sustainability and Commitment to Chile “An esteemed bank with a solid reputation” “A bank that supports entrepreneurship” Efficiency and Productivity “Quick, timely, secure and digital” Customer at the Center of our Decisions “Best Bank for our Customers” Mid - term Objectives Corporate Reputation (2) Top 3 Return on Average Capital and Reserves (1) Top 1 Efficiency Ratio ≤ 42% Business (1) Commercial Loans Consumer Loans Demand Deposits Top 1 Net Promoter Score ≥ 73% (1) Among relevant peers. Demand deposits denominated in local currency. Excluding operations of subsidiaries abroad for market share. (2) Based on Merco Ranking. | 16

Business Strategy Business Segments Description In line with our strategic pillar “Customer at the Center of our Decisions”, we pursue to offer the best value proposition in the banking industry by delivering excellent service quality, along with timely and effective solutions. Given the wide diversity of clients, ranging from individuals to private banking customers and from micro - entrepreneurs to corporations, we organize our operations and value propositions into four business segments: | 17

Business Strategy Retail Banking Segment This business unit provides universal financial solutions to students, employed workers, self – employed workers, retired people, individuals with medium to high incomes, as well as to and micro, small and medium - sized companies with annual sales of up to UF 70 , 000 . The value propositions are characterized by their differentiation, recognizing customers  preferences in their way of interacting with the bank, whether on - site or remotely, according to their needs for the simplest to the most sophisticated products and services . The financial products and services offered by this segment include current accounts, debit cards, credit cards, lines of credit, mortgage loans, consumer loans, commercial loans, general purpose mortgage loans, finance leases, factoring services, mutual fund management and stock brokerage, foreign trade, payments and collections, insurance brokerage including life and general insurance, time deposits, savings instruments and foreign currency services, through a network of branches operating under the brand names “Banco de Chile” and “Banco Edwards Citi” . Wholesale Banking Segment The Wholesale Banking unit provides products and services to companies with annual sales that exceed UF 70 , 000 , which include a large proportion of Chilean listed and unlisted companies, subsidiaries of multinational companies and conglomerates operating in Chile, in the financial, commercial, manufacturing, industrial, infrastructure, real estate and construction sectors, as well as projects, concessions, family offices and large companies . This unit provides a wide range of products that include short and long - term commercial loans, working capital loans, lines of credit, corporate credit cards, foreign trade and foreign currency brokerage, factoring services, leases and long - term syndicated loans . Investment banking services are provided by the subsidiary Banchile Asesoría Financiera S . A . , such as transaction structuring services for mergers and acquisitions and assistance with debt restructuring . It provides cash management services, which include paying payroll, suppliers, pensions and dividends, collection services, connections to international funds transfer networks, checking accounts and deposits, fund management, treasury and investment management, derivative contracts, insurance brokerage, and other tailored services . | 18

Business Strategy Treasury Segment Our Treasury segment manages a wide range of financial services available to our customers, including currency intermediation, forward contracts, interest rate swaps, transactions under repurchase agreements and investment products based on bonds and deposits . Our Treasury manages currency, interest rate and term mismatches, ensures that our liquidity is sufficient, manages the investment portfolio and brokers fixed - income, foreign exchange and derivative instruments . It also manages mismatches with the aim of securing a suitable financing structure and diversifying its sources of finance . The Treasury segment is also responsible for : (i) the issuance of short - and long - term senior bonds, as well as long - term subordinated bonds, in Chile or abroad, (ii) monitoring compliance with regulatory deposit limits, technical reserves and maturity and rate matches/mismatches, (iii) monitoring our adherence to the security margins defined by regulatory limits, and risk limits for interest rate, currency and investment gaps . This segment continually monitors the Bank’s cost of funding by benchmarking with the rest of the local financial system and financing alternatives in Chile or abroad . Subsidiaries We have made several strategic long - term investments in financial services companies that are engaged in activities that complement our commercial banking activities . In making these investments our goal has been to develop a comprehensive financial group capable of meeting the diverse financial needs of our current and potential customers by offering traditional banking products and specialized financial services through our different subsidiaries . Our subsidiaries operate under Banchile brand name, with exception of Socofin and B - Pago . Through them we offer the following financial services to Banco de Chile’s customers and non - customers : Securities Brokerage and FX trading Mutual Funds and Investment Funds Management Insurance Brokerage Financial Advisory and Investment Banking Collection Services Acquiring and Processing Services for credit/debit cards On July 5 , 2024 , we received approval from the CMF for the establishment of an Acquiring and Processing Services Subsidiary (B - Pago) in the context of the four - party model in the credit cards business . | 19

Business Strategy Snapshot on Strategic Advances Strategic Pillar Key Performance Indicator As of December Mid - Term Target 2024 Compliance x 76.7% Net Promoter Score Customer at the Center of our Decisions — Top 2 Commercial Loans Market Share (1) in Business 3 — Top 2 Consumer Loans x Top 1 Demand Deposits x 37.1% Cost - to - Income Ratio Efficiency and Productivity x Top 1 Return on Average Capital and Reserves (1) Sustainability and Commitment to Chile x Top 2 Corporate Reputation (2) (1) Among relevant peers. Demand deposits denominated in local currency. Excluding operations of subsidiaries abroad for market share. (2) Based on Merco Ranking 2024. | 20

Business Strategy

Main Strategic Achievements and Highlights of the Period

Improvement of **Loyalty Programs** through new VIP lounges at Santiago International Airport.

Launch of new **"FAN Ahorro" account** with 100% digital onboarding and a new current account plans.

Expansion of our ATM network through a new strategic partnership.

We obtained the **PROCALIDAD Award** (National Customer Satisfaction) for second year in a row, in the Large Financial Institutions category and "Best of the best" in the contractual category.

Improved market positioning through **customization, simplification, value offering self-management, distinctive customer experience, and strengthened digital origination in lending and non-lending products**, all of which allowed us to gain market share in local-currency DDA and consumer loans while keeping a market-leading position in insurance brokerage and mutual funds.

Significant advances in service model transformation, through the expansion of functionalities in both remote and self-service channels, together with suitable change management for early digital adoption by customers and reduction of in-person service times.

Successful implementation and cultural change management of efficiency initiatives including the **optimization of the in-person service network, organizational restructuring, task centralization, and contract renegotiation**. These achievements have combined with improvements in already **outstanding NPS and Organizational Climate** levels.

Significant **advances in productivity** based on **robotic process automation**, development of **AI use cases** and transaction digitization.

Strengthening of the technological architecture and high service standards by **upgrading our data center networks and deploying a multi-cloud strategy**.

Progress in the **new ERP platform for automation and centralization** of purchasing and payment tasks for both the Bank and subsidiaries, along with new processes to optimize the infrastructure capital expenditures.

Progress in the **IT transformation and modernization** of Banchile Administradora General de Fondos and Banchile Corredora de Bolsa.

Diverse **initiatives of inclusion and entrepreneurship**, such as the call for the 9th Entrepreneurial Challenge Contest, 4th version of Inspiring Women Program and our market-leading position in the Fogape Chile Apoya program.

For the 11th year in a row, we were distinguished as the **Best Bank and 3rd local company in Attracting and Retaining Talent** by Merco Talento.

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Business Strategy

Stakeholders Commitment Advances


Our Staff(1)
Our Customers
Workforce Breakdown
Male 49%
Female 51%
Total Active Customers (million)(2)
2.6
2.7
2023
2024
Female in Management Positions(3)
33%
33%
2023
2024
FAN Accounts(4)
1.7 million
+22.0% vs dec2023
Carrer Development in 2024
Lateral Transfers 490
Promotions 461
Current Accounts
1.5 million
+7.7% vs dec2023
Inclusion & Non-Discrimination
1.4%
Total employees with disabilities over total staff.
Credit and Debit Cards (million)
1.7
1.8
3.6
4.1
2023
2024
2023
2024
Credit Card
Debit Card

(1) All staff metrics consider the Banco de Chile's workforce on an individual basis (excluding subsidiaries).
(2) Consider customers with financial activity in one of their products in the last six months.
(3) Share of women in all management positions, including junior, middle and top management positions.
(4) Consider FAN demand accounts (Cuenta FAN, FAN Clan and FAN Emprende).

22

Economic & Business Environment Economic Outlook The Chilean economy has continued posting signs of recovery . According to the monthly economic activity index (IMACEC, released by the Central Bank), in the 4 Q 24 , the GDP increased by 3 . 7 % on an annual basis, after expanding by 2 . 3 % in the previous quarter . The breakdown shows that the GDP growth was primarily driven by exports, with mining increasing by 7 . 5 % on an annual basis, and domestic consumption, as reflected by commercial activity rising 7 . 4 % on an annual basis . On a sequential basis, the economy had positive performance in the second half of the year, as demonstrated by annualized growth rates of 3 . 1 % and 1 . 7 % in the 3 Q 24 and 4 Q 24 , respectively . As a result of these trends, the economic growth would have improved from 0 . 2 % in 2023 to 2 . 5 % in 2024 , due to the recovery in the domestic demand, which was reflected in the 3 . 8 % annual expansion in commerce, a positive figure from the 3 . 5 % contraction posted last year . Also, there was a positive contribution from net exports, steered by the 5 . 9 % expansion in mining activity . In fact, the trade balance posted a surplus of US $ 22 Bn, representing the highest figure since 2007 . GDP Growth (Annual growth, %) 2.5 1.6 2.3 0.4 Dec - 23 Mar - 24 Jun - 24 Sep - 24 Dec - 24(f) Regarding the labor market, the unemployment rate stood at 8 . 1 % in December 2024 while declining 40 bp . when compared to the 8 . 5 % reported in the same period of 2023 . This change 3.7 had mainly to do with a 0.5% annual growth in the labor force and a 0.9% annual increase in the employed population. 12m CPI Change & 3m Average Unemployment (In Percentage) 3.9 3.7 4.2 4.1 4.5 8.5 8.7 8.3 8.9 8.1 Dec - 23 Dec - 24 Mar - 24 Jun - 24 Sep - 24 CPI Unemployment In terms of prices, headline inflation rate in Chile continued hovering at the upper bound of the Central Bank’s target range (between 2 % and 4% , centered at 3% ) . The annual inflation rate in December 2024 was 4 . 5% , above the 3 . 9 % observed a year earlier . The persistence of inflation in Chile is attributable to the upward trend in several volatile prices, such as energy and food, which rose 11 . 4 % and 3 . 2 % on an annual basis, respectively, in 2024 . The core inflation (i . e . excluding volatile items), which has historically been related to indexation and second round effects, went up by 4 . 3 % in 2024 , remaining well above the monetary policy range . Notwithstanding the above, the Central Bank has continued reducing the interest rate . In the Monetary Policy meeting held in December, the Board decided to cut the policy rate by 25 bp . to the current level of 5 . 0 % while keeping it unchanged in the meeting held in January 2025 . Consequently, the overnight rate has declined by 325 bp . since December 2023 and by 625 bp . since the beginning of the easing cycle (July of 2023 ), when the reference rate reached 11 . 25% . | 23

Economic & Business Environment

Expectations for 2025

Available information suggests that the Chilean economy grew 2.5% in 2024, after the weak 0.2% expansion seen in 2023. For 2025, we foresee an expansion of 2.0%, in line with the economy's growth potential. We expect the expansion to be a consequence of diverse trends, including: (i) exports that will likely continue contributing positively to GDP growth, given the combination of still high copper prices, weak exchange rate and faster growth in the main trade partners, and (ii) a slight recovery in private investment (gross fixed capital formation), particularly in the machinery in equipment component, as the construction sector will probably remain subdued. Also, we foresee an expansion of total consumption in line with the overall economy.

In our baseline scenario, inflation will remain above the Central Bank's target range in 2025. As such, we expect inflation to be at 3.8% by December 2025, because of the impact of different factors, such as the rise in electricity bills, the lagged effects of the weaker Chilean peso and the adjustment in several inflation-linked services prices. The CPI is unlikely to converge to the 3.0% mid-point before 2026. However, given the temporary nature of this shock, it is probable that the Central Bank would continue deploying the easing cycle throughout 2025.

These projections are subject to several uncertainties. In the external front, the following factors should be taken into consideration: (i) the evolution of global growth, especially in the main trade partners of Chile, such as China and the U.S., and (ii) the evolution of geopolitical factors and armed conflicts in Middle East and Eastern Europe. On the local side, it is important to monitor: (i) the evolution of growth perspectives, especially those related to private investment, (ii) potential second-round effects in inflation, for example due to the Ch$ depreciation, and (iii) political factors, such as the discussion of key reforms (e.g. taxes and pension system), especially considering the presidential and congress elections that will take place by the end of 2025.

Chilean Economy (1)	2025(f)
GDP Growth	~2.0%
CPI Variation (EoP)	~3.8%
Monetary Policy Interest Rate (EoP)	~4.5%

(1) Based on Banco de Chile's own estimates and forecasts provided by the Chilean Central Bank in the last Monetary Policy Report as of December 2024.

| 24

Economic & Business Environment Banking Industry Performance and Projections 0.1% - 0.2% - 2.6% - 0.4% - 1.9% The loan portfolio managed by the Chilean banking industry reached Ch $ 241 , 867 , 904 million as of December 31 , 2024 (latest available data), excluding operations of foreign subsidiaries . When compared to December 2023 , this amount represents a 4 . 0 % nominal growth in total loans, which turns into a 0 . 4 % real contraction when adjusting for 12 - month inflation (measured as UF variation) . The evolution of total loans has been marked by the path followed by commercial loans over the year . As such, after showing a modest recovery in terms of 12 - month real growth during the first quarter of the year, diverse business dynamics affecting the demand for commercial loans, including a comparison base effect, resulted in an annual contraction . Loan Growth (1) (12m % change, in real terms) 2.5% 2.4% 2.4% 1.9% - 1.5% - 2.3% - 3.7% - 1.1% - 1.7% - 1.4% - 1.6% - 1.6% 1.7% 0.2% Dec - 23 Jun - 24 Mar - 24 Total Loans Residential Loans - 5.7% Sep - 24 Dec - 24 Commercial Loans Consumer Loans (1) Figures do not include operations of subsidiaries abroad. In detail, as of December 31 , 2024 commercial loans handled by the industry posted an annual real decrease of 1 . 9% ( 2 . 4 % nominal increase) . As mentioned in previous reports, this behavior has primarily been influenced by the annual decline portrayed by private investment (gross fixed capital formation), particularly in construction and infrastructure, due to both economic and business dynamics that have continued to negatively impact on the companies’ business sentiment, yet it is fair to note the improving trend shown in the 2 H 24 . All in all, in the wholesale banking segment, the main factors conducting the annual contraction, were : (i) weakened financial condition of some industries, such as Real Estate and Construction, after a long period of high interest rates and increased capital requirements on these sectors, (ii) the end of tax benefits for residential construction, (iii) longer than expected timelines for large scale projects, and (iv) uncertainty on the future of economic reforms on diverse fields . Regarding the SMEs and middle market segments, bounded household consumption and subdued economic activity, along with interest rates above expectations, explained the sluggish demand for loans . These trends are consistent with findings unveiled by the Central Banks’ quarterly credit surveys, which revealed the demand from corporations and large companies and SMEs remained weak, particularly in the real estate and construction sectors, while access to credit would remain tightened . Regarding personal banking, real annual growth in consumer loans has remained subdued, as demonstrated by a 0 . 2 % real expansion ( 4 . 6 % nominal increase) as of December 31 , 2024 . This trend has been influenced by both supply and demand conditions, including : (i) subdued household consumption, particularly over the second half of the year, (ii) the increase in delinquency indicators, and (iii) market labor dynamic . On the other hand, mortgage loans continued to be the only lending family displaying positive real growth by posting a 12 - month expansion of 1 . 7% ( 6 . 2 % nominal increase) as of December 31 , 2024 . Nevertheless, this level is well below the growth rates seen in the 2010 decade while evidencing a downward trend over the year . Although demand for housing continues to positively drive the demand for residential mortgage loans, other factors, such long - term interest rates, have increased borrowing costs for debtors . Dynamics in personal banking loans are aligned with conclusions obtained from the Central Bank’s credit surveys . Regarding liabilities, during 2024 total deposits represented the main funding source for the local banking industry . As of December 31 , 2024 Time Deposits (excluding foreign subsidiaries) amounted to Ch $ 111 , 771 , 899 million, which | 25

Economic & Business Environment denotes a 5 . 4 % nominal growth and moderate real expansion when adjusting for inflation as compared to December 2023 . Over 2024 Time Deposits lost growth momentum on the grounds of the easing monetary cycle deployed by the Central Bank, from which these types of deposits became less attractive for customers . Nonetheless, particularly by the end of 2024 , since market factors have reasonably returned to normality, some banking players have increasingly begun to raise funding through Time Deposits in order to fund their balance sheet, for instance, after the end of the FCIC . Instead, Demand Deposits reached Ch $ 69 , 992 , 155 million in December 2024 , which indicates a 6 . 6 % annual nominal growth and a real increase of 2 . 1 % over the year . As noticed throughout the year, Demand Deposits have returned to normality after non - recurring factors seen in prior periods . As a result, the industry’s reciprocity ratio of demand deposits to total loans reached 28 . 9 % in December 2024 , which remains above the level of ~ 25 . 0 % seen before 2020 . In relation to long - term funding, the Debt Issued by the industry (including regulatory capital instruments) amounted to Ch $ 73 , 019 , 678 million as of December 31 , 2024 , which denotes a 6 . 6 % annual nominal increase while representing the most dynamic funding source during the year . This trend has to do with both the maturity of the FCIC, and the reinforcement of the capital base in the context of stricter Basel III requirements for certain banks . The bottom line of industry amounted to Ch $ 5 , 047 , 072 million as of December 31 , 2024 , amount that was 10 . 5 % above the level posted as of December 31 , 2023 . This expansion was primarily caused by : (i) operating revenues that grew 5 . 3% , due mainly to higher net interest income, and (ii) a decrease of 12 . 9 % in expected credit losses, partly as a result of the release of additional allowances by some banks during 2024 . These factors were partly offset by : (i) operating expenses that went up 7 . 2% , due to the effect of cumulative inflation on prices and fares, and (ii) income tax that increased 19 . 8% , on the grounds of greater income before income tax earned by the industry . Expectations for 2025 Regarding loan growth, we expect lending activity to gain some momentum in 2025 . Give that, the industry’s loan book would expand ~ 4 . 5 % in nominal terms on an annual basis by December 2025 principally as a result of lower nominal interest rates . In this regard, the forecasted recovery for private investment and an overall more dynamic economic activity would result in improved banking activity, though below multiples on GDP seen in the past . We expect personal banking to be the main engine for loan growth . In this regard, consumer and residential mortgage loans would grow positively in real terms in the range of 2 . 5 % to 3 . 0% , based on both a pickup in household consumption and a steadily increasing demand for housing . On the other hand, commercial loans would go away from negative territory by achieving a flat trend in real terms in 2025 when compared to 2024 . In terms of funding sources, given the trend followed by demand deposits over the 2 H 24 , Demand Deposits are expected to grow in line with total loans by increasing ~ 4 . 5 % in nominal terms by December 2025 . For that reason, we foresee a reciprocity ratio in the range of 27 % to 28% , in consistency with the level achieved by the end of 2024 . The main underlying factors for this growth would be both nominal interest rates that should continue to decrease, aligned with the monetary reference rate that should converge to neutral levels a 12 - month inflation decreasing towards the mid - point of the Central Bank’s target range . Based on this trend, growth in Time Deposits and Debt Issued will depend on banks’ funding needs and decisions made to manage both liquidity risk and interest rate risk in the banking book . Accordingly, banks would be more encouraged to raise long - term debt to meet funding needs arising from expected growth in residential mortgage loans while raising funds from Time Deposits to address short - term funding needs . Regarding results, we expect NIM for the industry to return to normalized levels in the range of 3 . 5 % to 3 . 8% , which would be sustained by both : (i) 12 - month inflation – measured as UF variation – that would ended up 2025 at the level of ~ 3 . 5% , and (ii) the convergence of the monetary policy interest rate to neutral levels of ~ 4 . 5 % by December 2025 . Concerning credit risk, we expect past - due loans to decrease slightly to the range of 2 . 0 % to 2 . 2% , given a more dynamic labor market and improved business conditions for companies, while expected credit losses would hover in the range of 1 . 2 % to 1 . 4% , excluding additional provisions . FY2025(f) Banking System (1) ~4.5% Nominal Loan Growth 27% - 28% DDA / Total Loans 3.5% – 3.8% Net Interest Margin 1.2% – 1.4% ECL / Avg. Loans 2.0% – 2.2% Past - Due Loans (>90d) (1) Based on Banco de Chile’s own estimates. | 26

Economic & Business Environment

Market Share in Commercial Loans [1]
(As of December 2024)


16.7%
15.9%
14.1%
11.2%
10.8%
Itaú

Market Share in Consumer Loans [1]
(As of December 2024)


19.9%
18.6%
14.7%
10.6%
8.4%
Itaú

Market Share in Demand Deposits in Local Currency [1]
(As of December 2024)


20.1%
20.0%
14.9%
8.0%
5.2%
Itaú

Market Share in Assets Under Management [2]
(As of December 2024)


23.6%
18.0%
12.3%
6.1%
5.8%
BICE
Itaú

Market Share in Net Income
(As of December 2024)


23.9%
17.1%
15.9%
9.1%
7.5%
Itaú

Return on Average Capital and Reserves
(As of December 2024)


23.1%
20.3%
12.7%
12.9%
10.0%
Itaú

Cost-to-Income Ratio
(As of December 2024)


37.1%
39.0%
40.7%
48.9%
49.8%
Itaú

90-day Past Due Loans
(As of December 2024)


1.4%
1.6%
2.2%
2.4%
3.2%
Itaú

Sources: CMF and Mutual Funds Association
(1) Excluding operations of subsidiaries abroad.
(2) AUM stands for Asset Under Management and the chart includes banking and non-banking mutual funds subsidiaries

| 27

Management Discussion & Analysis Income Statement Analysis 4Q24 and 2024 YTD (In Millions of Ch$) Net Income 4 Q 24 vs . 4 Q 23 Our net income amounted to Ch $ 298 , 066 million in the 4 Q 24 , which denoted an annual decrease of Ch $ 87 , 478 million or 22 . 7 % when compared to the figure posted in the 4 Q 23 . Quarterly Net Income (In millions of Ch$) Income Tax 385,544 19,937 (104,846) 24,604 15,754 (42,927) 298,066 4Q23 4Q24 Non - Customer Income Customer Income Expected Credit Losses Operating Expenses - 22.7% The annual variation in net income was primarily steered by : ⭬ An annual decrease of Ch $ 84 , 909 million or 9 . 8 % in operating revenues, which was largely explained by an annual decline in non - customer income, as a result of : (i) lower income from asset and liability management as a consequence of the maturity of the FCIC obligation, (ii) lower revenues from the management of trading and investment positions due to a high comparison base represented by the 4 Q 23 , when we benefited from favourable market factors, and (iii) a decline in the contribution of our UF net asset exposure, as a result of lower inflation in the 4 Q 24 when compared to the 4 Q 23 . These drivers were partly offset by a rise in customer income supported by improvements in income from loans, deposits margin and fee - based income . ⭬ An annual increase of Ch $ 42 , 927 million or 139 . 7 % in income tax, mostly explained by the impact of lower volumes of fixed - income securities that complied with conditions established in Art . 104 of the Chilean Tax Law together with a decrease in the inflation effect on equity which is tax deductible under the Chilean tax system, given lower inflation in the 4 Q 24 with respect to the 4 Q 23 . These factors were to some degree counterbalanced by : ⭬ An annual decrease of Ch $ 24 , 604 million or 19 . 2 % in Expected Credit Losses (ECL), which was mainly explained by lower credit expenses in the Retail Banking segment in the 4 Q 24 when compared to the 4 Q 23 , as a result of higher - than - usual ECL in the 4 Q 23 related to adjustments to provisioning models used for the Retail Banking segment and overall improved asset quality . ⭬ A yearly decline of Ch $ 15 , 754 million or 4 . 9 % in operating expenses, mainly attributable to greater benefits provided to the staff in the 4 Q 23 (recognized as personnel expenses), as result of the collective bargaining processes accomplished in that period with unions representing the staff of the Bank and some of our subsidiaries . 2024 YTD vs . 2023 YTD For the FY 2024 , we reached a bottom line of Ch $ 1 , 207 , 392 million, which indicates a slight decrease of Ch $ 36 , 243 million or 2 . 9 % when compared to the same period last year . The main underlying cause for this performance was : ⭬ An annual rise of Ch $ 44 , 518 million or 16 . 3 % in income tax, prompted by diverse factors, including : (i) lower balances of fixed - income securities in 2024 that benefited from the tax treatment associated with Art . 104 of the Chilean Tax Law in 2023 , (ii) lower inflation effect on equity accounts, which is tax deductible under the Chilean tax law, due to the decrease in CPI variation in 2024 when compared to 2023 , and (iii) an annual increase of 0 . 5 % in pre - tax income . | 28

Management Discussion & Analysis ⭬ An annual increase of Ch $ 30 , 503 million or 8 . 4 % in Expected Credit Losses, which was mostly explained by a net asset quality deterioration, particularly in the Wholesale Banking segment, due to a low comparison base in 2023 and weakened financial condition of some customers in 2024 , together with moderate loan growth in the Retail Banking segment . ⭬ Higher Operating Expenses by Ch $ 16 , 635 million or 1 . 5 % on an annual basis, due primarily to increased administrative expenses, mostly as a consequence increased IT - expenses, which is aligned with the deployment of our digital strategy that pursue to enhance our productivity and efficiency in the mid - term . Year - to - Date Net Income (In millions of Ch$) 1,243,635 204,390 (148,977) (30,503) (16,635) (44,518) 1,207,392 Dec - 24 Non - Customer Income Income Tax Customer Income Expected Credit Losses Operating Expenses Dec - 23 These factors were to some degree counterbalanced by : ⭬ An annual increase of Ch $ 55 , 413 million or 1 . 9 % in operating revenues, principally on the grounds of improved customer income that benefited from higher income from loans and greater contribution of deposits to our funding cost . These factors enabled us to deal with an annual decline in non - customer income caused by headwinds coming from the effect of the expiration of the FCIC on revenues from asset and liability management, which in turn was partly offset by improved performance in the management of trading and investment positions, for which we profited from specific windows of opportunity in 2024 . Return on Average Capital & Reserves (ROAC) As of December 31 , 2024 and given the drivers mentioned above, we achieved a ROAC of 23 . 8 % in the 4 Q 24 that represented a decline when compares the 33 . 6 % reached a year earlier . Similarly, in a yearly comparison our ROAC amounted to 23 . 1% , in 2024 , which is below the 26 . 1 % registered a year ago . - 2.9% Return on Average Capital & Reserves (1) (Annualized) 33.6% 23.8% 26.1% 23.1% 17.2% 15.4% 16.0% 15.8% 4Q23 4Q24 Dec - 24 Dec - 23 Industry ROAC (1) Net income for the period divided by average capital and reserves. Capital and reserves refers to total equity less net income for the period and provisions for minimum dividends. | 29 Projections For the FY 2025 , we forecast a NIM of 4 . 5% - 4 . 7% , as a consequence of : (i) a decline in inflation from a UF variation of 4 . 4 % in 2024 to ~ 3 . 5 % in 2025 , (ii) a monetary policy interest rate landing from the current 5 . 0 % to 4 . 5 % in December 2025 , and (iii) local yield curves that would remain more flattened than positively sloped, particularly over the 1 H 25 . The decline in short - term interest rates, together with expected cuts to the FED Fund rate, would reduce the contribution of demand deposits, which would be partly offset by the repricing of short - term time deposits . Besides, flattened yield curves would result in lower revenues from ALM . These factors would partly be offset by higher lending spreads, as long as our portfolio mix returns to normality . From the credit risk perspective, we foresee our ECL ratio to stand in the range of 1 . 0 % to 1 . 2% , excluding the effect of the new standardized provisioning model for consumer loans that will be addressed by a release of additional allowances . In terms of past - due loans we expect a convergence to around ~ 1 . 3 % over 2025 . As for efficiency, given more normalized market factors conducting revenues and a strict cost control we see our cost - to - income ratio standing at ~ 40 % by December 2025 . Based on the above, in absence of non - recurrent factors, we expect our ROAC converging to mid - term levels of ~ 18 % for 2025 . FY2025 Banco de Chile Slightly above industry Loan Growth (Nominal) 4.5% - 4.7% Net Interest Margin (NIM) 1.0% - 1.2% Expected Credit Losses / Avg. Loans ~40% Efficiency Ratio ~18% Return on Average Capital (ROAC)

Management Discussion & Analysis Change Dec - 24/Dec - 23 Ch$ % Year - to - Date Dec - 23 Dec - 24 Operating Revenues Breakdown (In millions of Ch$) Quarter Change 4Q24/4Q23 4Q23 4Q24 Ch$ % +13.2% 250,191 2,140,851 1,890,660 (1.1)% - 5,921 555,602 561,523 Net Interest Income (Interest and Inflation) (41.2)% - 192,578 275,187 467,765 (57.1)% - 66,752 50,207 116,959 Financial Results (1) +2.4% 57,613 2,416,038 2,358,425 (10.7)% - 72,673 605,809 678,482 Net Financial Income +4.8% 25,953 571,883 545,930 +3.4% 4,746 144,650 139,904 Net Fees and Commisions (29.0)% - 21,162 51,777 72,939 (43.8)% - 16,938 21,725 38,663 Other Operating Income +18.2% 2,620 17,052 14,432 +96.4% 4,893 9,968 5,075 Income attributable to affiliates - - 9,611 - 6,465 3,146 - - 4,937 - 4,000 937 Income from Non - Current Assets Held for Sale +1.9% 55,413 3,050,285 2,994,872 (9.8)% - 84,909 778,152 863,061 Total Operating Revenues bp. Dec - 24 Dec - 23 bp. 4Q24 4Q23 Key Ratios 25 4.88% 4.63% - 10 5.16% 5.26% Net Interest Margin 27 5.23% 4.96% - 16 5.46% 5.62% Net Financial Margin 2 1.50% 1.48% 1 1.51% 1.50% Fees to Average Loans In Millions of Ch$ (1) Include results from financial assets held for trading measured at fair value in P&L, financial assets measured at fair value through other comprehensive income, financial liabilities measured at fair value, trading derivatives, hedge accounting derivatives and foreign exchange transactions. Net Financial Income 4Q24 vs. 4Q23 Net Financial Income Breakdown (In Millions of Ch$) 445,569 460,759 232,913 145,050 678,482 605,809 4Q23 4Q24 Non - Customer Financial Income Customer Financial Income | 30 The net financial income amounted to Ch $ 605 , 809 million in the 4 Q 24 , which is Ch $ 72 , 673 million or 10 . 7 % below the Ch $ 678 , 482 million posted in the 4 Q 23 . This annual contraction was primarily linked to a decline of Ch $ 87 , 864 million in non - customer financial income, which was in turn highly influenced by the expiration of the FCIC and lower inflation . Positively, this performance was partly offset by an annual increment of Ch $ 15 , 191 million in customer financial income, principally fostered by income from loans that have continued to show positive figures on an annual basis . In detail, this annual change may be summarized, as follows : ⭬ An annual decrease of Ch $ 79 , 854 million in revenues from asset and liability management (ALM hereafter) along with income from financial positions, including : (i) lower revenues coming from both the term and interest rate gapping as a consequence of the end of the FCIC in 2024 the effect of lower inflation on an annual basis on the directional UF net asset position managed by our Treasury, which explained Ch $ 62 , 205 million of lower income from ALM, (ii) an annual contraction of Ch $ 15 , 690 million in the contribution of our structural UF net asset position that hedges our equity against inflation, due to lower inflation, and (iii) an annual decline of Ch $ 7 , 996 million in revenues from the management of the investment and trading activities . These effects were to some extent offset by an annual improvement of Ch $ 5 , 964 million revenues from the FX asset position that hedges expenses denominated in USD due to the sharp depreciation of the Ch $ in the 4 Q 24 when compared to the same period a year ago . ⭬ An annual decrease of Ch $ 10 , 970 million in income from Time Deposits, mostly associated with : (i) an annual decrease of 6 . 9 % in average balances in the 4 Q 24 when compared to the 4 Q 23 , and (ii) a change in the mix, since Time Deposits balances held by wholesale customers, usually bearing lower margins, have continued to increase, while balances held by retail clients have decreased on an annual basis .

Management Discussion & Analysis ⭬ An annual decline of Ch $ 6 , 452 million in net financial income from subsidiaries, given lower results from the management of the fixed - income portfolio held by our securities brokerage subsidiary, as a consequence of unfavourable shifts in short - term interest rates . The factors mentioned above were to some extent offset by an annual increase of Ch $ 20 , 561 million or 9 . 0 % in income from loans, from Ch $ 229 , 574 million in the 4 Q 23 to Ch $ 250 , 134 million in the 4 Q 24 . At a lending product level, consumer loans were the main contributor to this growth by increasing Ch $ 16 , 985 million, steered by both a surge of 4 . 3 % in average loans and lending spreads growing 92 bp . To a lesser extent, income from residential mortgage loans rose Ch $ 3 , 503 million, largely fostered by an expansion of 7 . 3 % in average loans . On a negative tone, income from commercial loans posted a nil variation in the period, which was aligned with an all but flat trend in average balances when compared to the 4 Q 23 while reflecting the prevailing economic landscape, particularly in terms of private investment stagnation in 2024 . 2024 YTD vs . 2023 YTD Net Financial Income Breakdown (In Millions of Ch$) 1,654,888 1,833,325 703,537 582,713 2,358,425 2,416,038 Dec - 23 Dec - 24 Non - Customer Financial Income Customer Financial Income For the FY 2024 we posted net financial income of Ch $ 2 , 416 , 038 million, representing an annual increase of Ch $ 57 , 613 million or 2 . 4 % when compared to the FY 2023 . During 2024 , we made significant advances in strengthening the customer relationship framework we have built over the years, which has enabled us to enhance our core revenue generation capacity . As a result, we managed to grow Ch $ 178 , 436 million or 10 . 8 % in customer financial income in 2024 when compared to 2023 . This factor was partly offset by an annual decline of Ch $ 120 , 823 million in non - customer financial income, mostly influenced by the end of the FCIC financing and the effect of lower inflation . | 31 The main underlying factors explaining these figures were : ⭬ An annual increment of Ch $ 107 , 428 million in income from loans in 2024 , which had to do with : (i) an annual increment in income from consumer loans by Ch $ 99 , 708 million backed by improvements in both average loan balances and lending spreads, and (ii) greater income from residential mortgage loans as a result of average balances increasing 7 . 4 % in 2024 when compared to 2023 . ⭬ An annual surge of Ch $ 40 , 377 million in the contribution of demand deposits (DDA) balances to our funding cost, on the grounds of a 6 . 8 % expansion in average balances . It is important to note that the normalization observed in DDA balances during the first half of the year was followed by an upward trend in the 2 H 24 , which translated into a reciprocity ratio of demand deposit to total loans to stand above our historic levels . The strong expansion in DDA replaced time deposit origination during 2024 as the latter lost appeal as an investment alternative, in line with repeated cuts to the local reference rate . Furthermore, the annual increase in DDA balances coupled with higher average margins when compared to 2023 . ⭬ Income from TD that grew Ch $ 30 , 104 million in 2024 when compared to 2023 , which was mostly influenced by higher margins given proactive pricing management . To a lesser extent, the slight 1 . 2 % annual increment in average balances also contributed to this performance . These factors were partly counterbalanced by : ⭬ An annual drop of Ch $ 120 , 669 million in revenues from treasury activities, mostly as a consequence of : (i) lower results from interest rate and term gapping due to the end of the FCIC in 2024 , (ii) the impact of lower inflation on the contribution of our net asset exposure to the UF, given a 4 . 4 % UF variation in 2024 when compared to the 4 . 8 % seen in 2023 , and (iii) lower results from Sales & Structuring, due to lower overall business activity amid subdued economic growth . These effects were partly offset by : (i) increased results from the management of both our investment and trading portfolios, given better performance in fixed - income securities and trading derivatives in 2024 , in conjunction with lower results in trading securities in 2023 owing to unfavourable shifts in market factors in 2023 , and (ii) further income from the FX asset position that hedges USD - denominated expenses, given the 13 . 8 % depreciation of the Ch $ in 2024 as compared to the 2 . 8 % depreciation in 2023 . ⭬ Net financial income from subsidiaries that decreased Ch $ 6 , 260 million in 2024 due to below - average results from the fixed - income portfolio managed by our securities brokerage subsidiary during the 4 Q 24 , as a consequence of the pickup in interest rates .

Management Discussion & Analysis Net Financial Margin (NFM) In the 4 Q 24 , we posted net financial margin of 5 . 46% , figure that compares to the 5 . 62 % posted in the 4 Q 23 . This annual change was influenced by two main industry - wide factors : (i) lower inflation, and (ii) the end of the FCIC that was totally repaid in July 2024 . Regardless of the effect these drivers had on each banking player, once again we managed to stand 102 bp . above the industry’s ratio of 4 . 44 % in the 4 Q 24 . Net Financial Margin (Net Financial Income / Avg. Interest Earning Assets) 5.62% 5.46% 4.96% 5.23% 4.38% 4.44% 4.06% 4.25% 4Q23 4Q24 Dec - 24 Dec - 23 BCH Industry For the FY 2024 , we reached a net financial margin of 5 . 23% , representing an annual increase of 27 bp . when compared to the 4 . 96 % posted in 2023 . This figure was closely connected with our enhanced revenue generation capacity, which allowed us to display a strong performance throughout 2024 , particularly in terms of the recovery experienced by customer financial income . Based on this behavior, we outperformed by 98 bp . the industry’s ratio of 4 . 25 % as of December 31 , 2024 . Net Fee Income 4 Q 24 vs . 4 Q 23 In the 4 Q 24 the net fee income amounted to Ch $ 144 , 650 million, which denotes an annual increase of Ch $ 4 , 746 million or 3 . 4 % when contrasted to the 4 Q 23 . Main underlying causes explaining the annual increment were : ⭬ A yearly increase of Ch $ 7 , 534 million or 24 . 3 % in fees from Mutual Funds and Investment Funds management . This change was explained by a 36 . 0 % annual increment in average balances of assets under management (AUM), principally sustained by the launch of new mutual funds series (representing around 86 % of the total increase in AUM in 2024 ), which have been mainly concentrated in funds invested in fixed - income securities in order to meet investors’ needs in a context of sliding short - term interest rates . 44,244 29,393 24,743 30,974 38,508 15,107 17,665 17,899 2,287 17,030 3,074 139,904 ⭬ Higher fee - income from Credits and Contingent Loans by Ch $ 2 , 558 million or 16 . 9 % on an annual basis, which was comprised of : (i) an increase of Ch $ 1 , 396 million in fee - income from letters of credit, guarantees and collaterals, which was partly related to performance displayed by trade finance loans and (ii) greater fees from credit prepayment by Ch $ 1 , 251 million on an annual basis, mainly concentrated in consumer loans, due to the decline in local interest rates . ⭬ Cash management fees that increased Ch $ 1 , 732 million that is almost fivefold the amount recorded in the 4 Q 23 , primarily explained by lower fees paid on interbank clearance services that were revised downwards during 2024 . Net Fee Income (In Millions of Ch$) 144,650 Others Stock Brokerage Credits, contingent loans and repayments Mutual Funds Insurance Brokerage 43,630 Transactional Services 4Q23 4Q24 These positive factors were to some degree offset by : ⭬ An annual decrease of Ch $ 4 , 650 million or 15 . 8 % in fees from Insurance Brokerage . The change was mainly caused by : (i) a decline of 2 . 9 % in written premiums in the 4 Q 24 in comparison with the same period last year, partly explained by specific dynamics in the casualty insurance business related to residential mortgage loans and lower activity in non - credit related insurance, (ii) a decline in the recognition of the upfront fee received as part of our strategic alliance in 2019 , as clawback clauses expired this year, and (iii) higher reimbursement of non - accrued insurance brokerage fees due to the increase in loan prepayments, as mentioned earlier . ⭬ Fees from Financial Advisory Services that decreased Ch $ 1 , 374 million on an annual basis, which had primarily to do with lower amount of M&A transactions carried out over the year, in consistency with subdued economic activity . | 32

Management Discussion & Analysis 2024 YTD vs . 2023 YTD For the FY 2024 , our net fee income amounted to Ch $ 571 , 883 million in 2024 , which represents an annual increase of Ch $ 25 , 953 million or 4 . 8 % when compared to the FY 2023 . Net Fee Income (In Millions of Ch$) 62,007 10,992 51,088 68,160 9,376 56,667 142,311 118,170 119,732 104,131 184,282 190,897 545,930 571,883 Dec - 23 Dec - 24 The annual change in fee income was primarily fostered by : ⭬ An annual rise of Ch $ 24 , 141 million or 20 . 4 % in fees from Mutual Funds and Investment Funds management, which principally relied on a 38 . 1 % expansion in average AUM . This performance was based on new fixed - income funds launched by our Mutual Funds and Investment Funds management subsidiary to design an attractive value offering for former time deposit holders who are now seeking for benefiting from expected changes in local interest rates by investing in both fixed - income funds and equity funds as well . ⭬ An annual increase of Ch $ 11 , 493 million or 20 . 3 % in fees from Credits and Contingent Loans . In fact, fees from Letters of Credit, Guarantees and Collaterals increased Ch $ 4 , 516 million or 11 . 8 % in 2024 as compared to 2023 . The positive trend experienced by Trade Finance loans in 2024 partly explained the annual change in these kinds of fees . In addition, fees from credit prepayments posted an annual increase of Ch $ 4 , 329 million or 38 . 5 % in 2024 when contrasted to 2023 , primarily driven by greater prepayments of consumer loans . ⭬ A yearly increment of Ch $ 7 , 538 million in Cash Management Services, primarily sustained by fares paid on interbank clearance that were renegotiated downwards during 2024 . ⭬ Fees from Wire Transfers and Payment Orders rose Ch $ 3 , 100 million in 2024 when compared to 2023 as a consequence of greater amounts of payment orders in foreign currency as requested by our customers . Others Stock Brokerage Credits, contingent loans and repayments Mutual Funds Insurance Brokerage Transactional Services | 33 These positive factors were to some degree offset by : ⭬ Lower fees from Insurance Brokerage by Ch $ 15 , 601 million or 13 . 0 % YoY . The main underlying factor for this change was the lower recognition of the upfront fee stemmed from the strategic alliance started in 2019 , since June 2024 when clawback clauses began to expire . This effect represented Ch $ 6 , 549 million of lower fee income in this category . On an ongoing basis, we may highlight a 3 . 0 % decrease in average written premiums due to both a change in the dynamics of property and casualty insurance business linked to residential mortgage loans and lower dynamism in the non - credit related insurance . Furthermore, the increase in loan prepayments resulted in higher reimbursements of non - accrued insurance premium, which negatively impacted the fee income from insurance brokerage . ⭬ Lower fee income from Transactional Services by Ch $ 6 , 615 million or 3 . 5 % in 2024 when compared to 2023 . The new interchange fees framework as set by the Technical Committee in October 2023 , which revised former applicable fees downwards, was the main driver conducting the behaviour of transactional services fees during 2024 . This impact coupled with both an annual decrease in fee - income from the management of our ATM network due to the expiration of one of our commercial partnerships and the impact of Ch $ depreciation of 13 . 8 % in 2024 on USD - denominated fee expenses related to our credit card loyalty program . These effects were partially offset by an increase in both the amount of billed purchases and withdrawals (+ 9 . 6% ) and the number of transactions (+ 13 . 6% ) made by our customers with credit and debit cards . Other Operating Income 4 Q 24 vs . 4 Q 23 The Other Operating Income (which includes income from investments in affiliates, income from non - current assets held for sale and other operating income) reached Ch $ 27 , 693 million in the 4 Q 24 , which represents a yearly decrease of Ch $ 16 , 982 million or 38 . 0 % when compared to the same period last year . This decrease was primarily explained by the following factors : (i) a comparison base effect related to the release of non - credit - related allowances amounting to Ch $ 23 , 355 million in the 4 Q 23 , and (ii) to a lesser extent, an annual decline of Ch $ 4 , 937 million in non - current assets held for sale due to higher write - offs of assets received in payment . On the other hand, these drivers were partly offset by the sale of our entire stake ( 50% ) in a business support affiliate (Artikos) for an amount of Ch $ 7 , 925 million in the 4 Q 24 .

Management Discussion & Analysis 2024 YTD vs . 2023 YTD The Other Operating Income (which includes income from investments in affiliates, income from non - current assets held for sale and other operating income) declined Ch $ 28 , 153 million or 31 . 1 % in the FY 2024 when compared to the FY 2023 . This decrease was mainly supported by : (i) a comparison base effect related to the release of non - credit - related allowances for an amount of Ch $ 23 , 355 million by the end of 2023 , (ii) a yearly decline of Ch $ 9 , 611 million in non - current assets held for sale due to greater write - offs of assets received in payment, and (iii) an annual decrease of Ch $ 5 , 305 million in revenues from our participation in business support affiliates, primarily explained by lower net income posted by Transbank due to an annual increase in contingency provisions related to lawsuits . These factors were to some degree offset by proceeds from the sale of our full stake ( 50% ) in a business support affiliate (Artikos) for an amount of Ch $ 7 , 925 million in 4 Q 24 . Expected Credit Losses 4 Q 24 vs . 4 Q 23 The Expected Credit Losses (ECL) decreased Ch $ 24 , 604 million or 19 . 2 % on an annual basis, by reaching Ch $ 103 , 296 million in the 4 Q 24 versus the Ch $ 127 , 900 million posted in the 4 Q 23 . Expected Credit Losses (In Millions of Ch$) 4Q23 Loan Loss Allowances Quarter 4Q24 Change 4Q24/4Q23 Ch$ % +4.2% 31,501 782,739 751,238 Initial Allowances +1.0% (1,260) (124,000) (122,740) Charge - offs (100.0)% 298 0 (298) Sales of Loans (756.4)% 9,569 8,304 (1,265) Allowances FX effect (16.2)% (22,992) 119,041 142,033 Provisions established, net +2.2% 17,116 786,084 768,968 Final Allowances Expected Credit Losses (16.2)% (22,992) 119,041 142,033 Provisions Established Loans (30600.0)% (306) (305) 1 Provisions Established Banks (9.3)% (678) 6,643 7,321 Provisions Contingent Loans +38.0% (1,531) (5,565) (4,034) Prov. Cross Border Loans +594.1% 1,800 2,103 303 Financial Assets Impairments - 0 0 0 Additional Provisions +5.1% (897) (18,621) (17,724) Recoveries (19.2)% (24,604) 103,296 127,900 Expected Credit Losses In Millions of Ch$ This annual change in ECL was principally related to : ⭬ An annual decrease of Ch $ 29 , 289 million in recurrent ECL as a result of particular factors affecting the business segments in a different fashion . First of all, the Retail Banking segment posted a net credit quality improvement that resulted in an annual decline of Ch $ 31 , 492 million in ECL in the 4 Q 24 when compared to the 4 Q 23 . The decrease in ECL was mainly explained by adjustments to provisioning models in | 34 December 2023 , focused on Personal Banking, which coupled with higher - than - usual ECL in the 4 Q 23 due to an increment in overdue loans below 30 days in that period . Instead, the Wholesale Banking segment posted a net credit quality deterioration that resulted in higher ECL by Ch $ 2 , 061 million in the 4 Q 24 when compared to the 4 Q 23 . This rise was mostly attributable to a weakened credit profile of some specific customers belonging to the real estate, construction and transportation industries in the 4 Q 24 , effect that was partly offset by improvements in the financial condition of certain clients in the 4 Q 23 . ⭬ Higher release of cross border loan allowances in the 4 Q 24 when compared to the 4 Q 23 , which translated into a net annual allowance release or lower ECL of Ch $ 1 , 531 million, mainly explained by reduced exposures to offshore banking counterparties, which allowed us to deal with the depreciation of the Ch $ in the 4 Q 24 , when compared to appreciation seen in the 4 Q 23 . These effects were to some degree counterbalanced by : ⭬ A volume effect (including both loan growth and mix effect) explaining an annual increase of Ch $ 4 , 416 million in ECL, which relied on a 3 . 2 % rise in average loan balances in the 4 Q 24 when compared to the 4 Q 23 . At a segment level, loan growth was primarily concentrated in the Retail Banking segment, fostered by residential mortgage loans and, to a lesser degree, by consumer loans . ⭬ An annual increase of Ch $ 1 , 800 million in impairment of financial assets – measured at both FVTOCI and amortized cost – in the 4 Q 24 when compared to the 4 Q 23 , explained by increased probability of default for fixed - income securities issued by specific counterparties belonging to the local financial services sector . 2024 YTD vs . 2023 YTD For the FY 2024 , the ECL amounted to Ch $ 391 , 754 million, which indicates an annual increase of Ch $ 30 , 503 million or 8 . 4 % when compared to the FY 2023 . The annual variation in ECLs was explained by : ⭬ An annual increase of Ch $ 11 , 599 million in recurrent ECL resulting from changes in credit quality, as follows : In the Wholesale Banking segment the ECL increased Ch $ 35 , 948 million in the 2024 when compared to 2023 . This rise was mainly sustained by a lower - than - normal comparison base represented by 2023 and the deterioration in the risk profile of certain customers belonging to the real estate and transportation industries in 2024 .

Management Discussion & Analysis Instead, in the Retail Banking segment the ECL declined Ch $ 24 , 504 million in 2024 when compared to 2023 . This decrease was mainly related to revised parameters for provisioning models in December 2023 for the portion of the loan portfolio assessed on a group basis, together with past - due loans that seemed to stabilize over 2024 after a period of steady growth in 2023 . Expected Credit Losses (In Millions of Ch$) Loan Loss Allowances Initial Allowances Change Dec - 24/Dec - 23 Ch$ % (9,424) (1.2)% Year - to - Date Dec - 23 Dec - 24 778,392 768,968 +2.5% (10,771) (445,198) (434,427) Charge - offs +31.3% (107) (449) (342) Sales of Loans +332.6% 7,948 10,338 2,390 Allowances FX effect +7.0% 29,470 452,425 422,955 Provisions established, net +2.2% 17,116 786,084 768,968 Final Allowances Expected Credit Losses +7.0% 29,470 452,425 422,955 Provisions Established Loans (61.7)% (37) 23 60 Provisions Established Banks +31.1% 1,158 4,883 3,725 Provisions Contingent Loans +171.4% (804) (1,273) (469) Prov. Cross Border Loans (136.6)% 3,763 1,009 (2,754) Financial Assets Impairments - 0 0 0 Additional Provisions +4.9% (3,047) (65,313) (62,266) Recoveries +8.4% 30,503 391,754 361,251 Expected Credit Losses In Millions of Ch$ ⭬ An annual increase of Ch $ 15 , 944 million in ECL due to volume effect (including both loan growth and mix effect), mainly explained by a 3 . 1 % rise in average loan balances in 2024 . This increase was mainly concentrated in the Retail Banking segment, given increased average balances of both residential mortgage loans and consumer loans . ⭬ An annual increase of Ch $ 3 , 763 million in impairment of financial assets – measured at both FVTOCI and amortized cost – in 2024 when compared to 2023 , primarily due to an increase in the probability of default for positions associated with fixed - income instruments issued by some counterparties belonging to the local financial sector, which coupled with an opposite trend in 2023 . Expected Credit Losses Ratio Based on the above, our ECL ratio (annualized ECL over average loans) accounted for 1 . 08 % in the 4 Q 24 , which was 29 bp . below the 1 . 37 % posted in the 4 Q 23 . As of December 31 , 2024 , our ECLs ratio showed an opposite trend by reaching 1 . 03% , which denotes a moderate increase of 5 bp . in relation to the 0 . 98 % posted as of December 31 , 2023 to this year . Based on our ECL ratios, we stood slightly above the industry in terms of risk expenses ( 3 bp . ) in the 4 Q 24 when compared to the 4 Q 23 . Nevertheless, in a full year comparison, as of December 31 , 2024 , our ECL ratio was 7 bp . below the industry . It is important to note, however, that during 2024 diverse local banking players released additional allowances (excluding us), which resulted in an annual decline in ECL for the industry as a whole (as of December 2024 ) . Expected Credit Losses Ratio (Expected Credit Losses / Average Loans) 0.98% 1.37% 1.38% 1.08% 1.11% 1.31% 1.03% 1.10% 4Q23 4Q24 Dec - 24 Dec - 23 BCH Industry For 2025 , we expect our ECL ratio to be in the range of 1 . 1 % to 1 . 2% , excluding non - recurrent effects, such as the release or the establishment of additional allowances . As we have pointed out in the past, we will afford the impact of the new standardized provisioning methodology for consumer loans through the release of additional allowances in January 2025 . Past - Due Loans Regarding non - performing loans, our past - due ratio (loans overdue 90 days or more) amounted to 1 . 44 % in December 2024 , which compares to the 1 . 43 % reached in the same period last year . Past Due Ratio (>90d Past - Due Loans / Total Loans) 1.44% 1.48% 1.49% 1.50% 1.43% 2.15% 2.26% 2.32% 2.41% 2.38% Dec - 23 Sep - 24 Industry Dec - 24 Mar - 24 Jun - 24 BCH It’s important to point out that we have witnessed a sort of stability in delinquency indicators since 1 Q 24 , which is in line with a less contractionary monetary stance by the Central Bank that has resulted in lower cost of borrowing . The trend in delinquency affected asset quality across the industry during 2024 in both the Retail and the Wholesale Banking segments . At a lending product level, the industry | 35

Management Discussion & Analysis evidenced an increase in past - due loans ratios above historical levels, particularly for commercial and consumer loans . In the case of residential mortgage loans, delinquency for the industry remained below long - term figures while picking up over the last quarters of 2024 to reach average pre - pandemic levels . Amid this backdrop, thanks to our prudent approach to credit risk, we have continued to outperform the banking system in delinquency by holding a favourable gap of 94 bp . at end of 2024 . For 2025 we expect non - performing loans indicators to normalize . Actually, we are already seeing an improving trend in industry indicators, particularly for consumer loans and, to a lesser degree, for commercial and residential mortgage loans . Likewise, we expect our own past - due metrics to converge average levels of ~ 1 . 3 % for 2025 . Operating Expenses 4Q24 vs. 4Q23 4Q23 4Q24 Ch$ % (7.8)% (13,871) 163,178 177,049 Personnel expenses (0.6)% (640) 103,229 103,869 Administrative expenses +0.6% 130 23,650 23,520 Depreciation and Amort. (16.4)% (270) 1,380 1,650 Impairments (8.6)% (1,103) 11,709 12,812 Other Oper. Expenses (4.9)% (15,754) 303,146 318,900 Total Operating Expenses bp. / % 4Q24 4Q23 Additional Information +202bp 39.0% 36.9% Op. Exp. / Op. Rev. +6bp 2.4% 2.3% Op. Exp. / Avg. Assets (5.0)% 11,614 12,229 Headcount (#) - EOP (12.1)% 226 257 Branches (#) - EOP This decrease relied mainly on : ⭬ Lower Personnel Expenses by Ch $ 13 , 871 million or 7 . 8 % on an annual basis, mainly explained by a comparison base effect related to one - time benefits and other payments to the staff made in the 4 Q 23 , due to the renegotiation of collective bargaining agreements carried out with unions of both the bank and some of the subsidiaries, which resulted in a decrease of Ch $ 22 , 446 million or 33 . 3 % in bonuses and benefits in the 4 Q 24 when compared to the 4 Q 23 . This effect was partly offset by an annual increase of Ch $ 9 , 521 million in severance payments explained by organizational restructuring we continue to deploy as part of our efficiency and productivity initiatives . (0.0)% (137) 582,547 582,684 Personnel expenses Our Operating Expenses totaled Ch$303,146 million in the 4Q24, +3.3% 13,441 416,696 403,255 Administrative expenses which represents an annual decrease of Ch$15,754 million or 4.9% +2.5% 2,293 94,601 92,308 Depreciation and Amort. when compared to the 4Q23. +61.8% 1,089 2,851 1,762 Impairments (0.1)% (51) 36,039 36,090 Other Oper. Expenses Operating Expenses +1.5% 16,635 1,132,734 1,116,099 Total Operating Expenses (In Millions of Ch$) bp. / % Dec - 24 Dec - 23 Additional Information Change 4Q24/4Q23 In Millions of Ch$ Quarter ⭬ An annual decrease of Ch $ 1 , 103 million or 8 . 6 % in Other Operational Expenses, mainly explained by lower write - offs related to external fraud caused by fraudulent electronic money transfers as well as credit and debit cards transactions . The changes introduced to Law No . 20 . 009 by mid - 2024 imposed stricter requirements for reimbursement made by banks to the potential affected users, which discouraged them from informing false fraudulent transactions . 2024 YTD vs . 2023 YTD For the FY 2024 , our Operating Expenses amounted to Ch $ 1 , 132 , 734 million, which was Ch $ 16 , 635 million or 1 . 5 % above the level of Ch $ 1 , 116 , 099 million recorded in the FY 2023 . Operating Expenses (In Millions of Ch$) Op. Exp. / Op. Rev. 37.3% 37.1% (12)bp Year - to - Date Dec - 23 Dec - 24 Change Dec - 24/Dec - 23 Ch$ % +8bp 2.1% 2.0% Op. Exp. / Avg. Assets (5.0)% 11,614 12,229 Headcount (#) - EOP (12.1)% 226 257 Branches (#) - EOP In Millions of Ch$ This annual increase was primarily driven by : ⭬ Administrative Expenses that grew Ch $ 13 , 441 million or 3 . 3% , mainly explained by an increase of Ch $ 10 , 597 million or 5 . 8 % in IT - related expenses, which were in turn primarily sustained by updates of software licenses, IT support services and cloud usage expenses that stemmed from internal developments aimed at supporting our digital strategy . In addition, the maintenance of fixed - assets increased Ch $ 1 , 907 million in 2024 when compared to 2023 , which was mostly explained by expenses related to relocation of part of our ATM network, due to the expiration of a former commercial partnership . To a lesser degree, expenses related to product delivery services to customers showed an annual rise of Ch $ 1 , 486 million . These drivers were partly offset by a decrease of Ch $ 5 , 669 million or 14 . 3 % in advertising and marketing expenses related to fewer campaigns and sponsorship activities in 2024 when compared to a year earlier, given our efficiency initiatives that pursue to improve productivity of our cost base . | 36

Management Discussion & Analysis ⭬ Higher depreciation and amortization expenses by Ch $ 2 , 293 million or + 2 . 5 % on an annual basis mainly associated with software licenses . ⭬ A yearly increase in Impairments by Ch $ 1 , 089 million or + 61 . 8 % as a consequence of the closure of some of our branches as part of our efficiency initiatives . Efficiency Ratio Our efficiency ratio reached 39 . 0 % in the 4 Q 24 , which denotes an annual increment of 202 bp . as compared to the same period of 2023 , in line with expected normalization after periods of higher - than - expected revenues and also a comparison base effect due to higher non - customer income in the 4 Q 23 . For the FY 2024 , however, the efficiency ratio stood at 37 . 1% , which represents an annual improvement of 12 bp . when compared to the FY 2023 . A well - controlled cost base, amid a scenario of normalized revenue - generating capacity allowed us to post this annual improvement, regardless of the effect of higher – than – expected inflation on some operating expenses line - items . Efficiency Ratio (Operating Expenses / Operating Revenues) 36.9% 39.0% 37.3% 37.1% 47.2% 44.8% 43.6% 44.4% 4Q23 4Q24 Dec - 24 Dec - 23 BCH Industry | 37 In line with our corporate strategy, we aim to continue improving our productivity and efficiency over the next years through different operational and administrative initiatives . When compared to the industry, our efficiency ratio reached a favorable gap of 585 bp . in the 4 Q 24 and 730 bp . as of December 31 , 2024 . Income Tax 4 Q 24 vs . 4 Q 23 Our income tax accounted for Ch $ 73 , 644 million in the 4 Q 24 , which represents an annual rise of Ch $ 42 , 927 million when compared to the 4 Q 23 . This increment was mainly explained by : (i) an annual decrease in tax deductions in the 4 Q 24 when compared to the 4 Q 23 , which explained Ch $ 50 , 964 million of higher income tax, due mainly to a decline in volumes of fixed - income securities that benefited from the treatment defined in Art . 104 of the Chilean Tax Law, (ii) the effect of lower inflation on our capital base (which is tax deductible as permitted by the Chilean IRS), since the inflation rate – measured as UF variation – decreased from 1 . 6 % in the 4 Q 23 to 1 . 3 % in the 4 Q 24 , which translated into higher income tax by Ch $ 5 , 688 million on an annual basis . These factors were some degree counterbalanced by a decrease of Ch $ 44 , 551 million or 10 . 7 % in income before taxes, which translated into lower income tax by Ch $ 12 , 029 million, at the statutory corporate tax rate of 27% , in the 4 Q 24 when compared to the same period of 2023 . 2024 YTD vs . 2023 YTD For the FY 2024 , our income tax reached Ch $ 318 , 405 million in 2024 , which was Ch $ 44 , 518 million or 16 . 3 % above the amount recorded in the FY 2023 . The main underlying causes for this change may be summarized, as follows : (i) an annual increase in income tax amounting to Ch $ 37 , 158 million, due to lower tax deductions that primarily relied on lower benefits related to Art . 104 of the Chilean Tax Law, given the sale of part of the fixed - income portfolio subject to such deduction, (ii) the effect of lower inflation on our capital base that – measured as UF variation – declined from 4 . 8 % in 2023 to 4 . 4 % in 2024 , which translated into an annual increase of Ch $ 5 , 591 million in income tax, since it is tax deductible under the Chilean tax law, and (iii) and increase of Ch $ 8 , 275 million or 0 . 5 % in the income before taxes, which translated into greater income tax by Ch $ 2 , 234 million at the current corporate tax rate of 27% .

Management Discussion & Analysis Business Segments Performance 4Q24 and 2024 YTD (In Millions of Ch$) Our income before income tax amounted to Ch $ 371 , 710 million in the 4 Q 24 . This level denotes an annual decrease of Ch $ 44 , 551 million or 10 . 7 % when compared to the 4 Q 23 . In terms of composition, in the 4 Q 24 the main source of income before income tax was the Retail Banking segment that contributed with 46 . 4 % share of our total amount, followed by the Wholesale Banking segment that explained 44 . 8 % of the pre - tax income . To a lesser degree, our Subsidiaries and Treasury business contributed with 7 . 2 % and 1 . 6% , respectively . For the FY 2024 , our pre - tax income amounted Ch $ 1 , 525 , 797 million, which is Ch $ 8 , 275 million above the figure posted in the FY 2023 . In terms of composition, in 2024 our pre - tax income was primarily supported by the performance of our Retail Banking segment that contributed with 46 . 3 % to the total amount, followed by the Wholesale Banking segment with a 43 . 7 % of contribution to the total income before income tax . As usual, the main business segments were followed by Subsidiaries and Treasury that contributed with 6 . 4 % and 3 . 6 % of the total pre - tax income, respectively . Year - to - Date Pre - Tax Income by Business Segment (In Millions of Ch$) 1,517,522 1,525,797 97,077 98,007 763,493 666,217 637,036 706,706 19,916 54,867 Dec - 23 Dec - 24 Treasury Retail Banking Wholesale Banking Subsidiaries Quarterly Pre - Tax Income by Business Segment (In Millions of Ch$) 416,261 371,710 25,255 26,703 208,128 166,453 165,097 172,527 17,781 6,027 4Q23 4Q24 Treasury Retail Banking Wholesale Banking Subsidiaries | 38

Management Discussion & Analysis Retail Banking Segment The Retail Banking segment recorded pre - tax income of Ch $ 172 , 527 million in the 4 Q 24 , amount that denotes an annual increase of Ch $ 7 , 430 million or 4 . 5 % when compared to the same period last year . This change was mainly steered by an annual decrease of Ch $ 27 , 257 million or 22 . 4 % in ECLs, primarily supported by a net credit quality improvement in the 4 Q 24 that was explained by both adjustments to provisioning models in December 2023 , focused on Personal Banking, and higher - than - usual ECL in the 4 Q 23 due to an increment in overdue loans below 30 days in that period . Furthermore, operational expenses declined Ch $ 9 , 913 million or 4 . 3 % in the 4 Q 24 compared to the same period last year, mainly explained by lower personnel expenses due to a comparison base effect related to one - time benefits and other payments made to the staff in the 4 Q 23 , produced by the renegotiation of collective bargaining agreements by the end of 2023 . These effects were partly offset by operating revenues that decreased Ch $ 29 , 740 million or 5 . 7 % on an annual basis, mainly influenced by decreased income from term gapping that is partly allocated to the segment’s results that more than offset improved margins from both loans and demand deposits . As of December 31 , 2024 , the Retail Banking segment recorded a pre - tax income of Ch $ 706 , 706 million, which is Ch $ 69 , 670 million or 10 . 9 % above the level posted in the FY 2023 . This positive performance was mainly the result of operating revenues that grew Ch $ 73 , 186 million or 4 . 0% , mostly due to the increment in income from consumer loans and increased contribution of demand and time deposits in the 2024 when compared to 2023 , which more than offset the impact of decreased income from term gapping that is partly allocated to this segment . The increase in revenues coupled with an annual decrease Ch $ 8 , 457 million or 2 . 3 % in ECLs, due to both update in provisioning model parameters in December 2023 and past - due loans that stabilized over 2024 when compared to previous year . Lastly, it is worth mentioning that operating expenses increased by only Ch $ 11 , 973 million or 1 . 5 % in nominal terms in 2024 when compared to 2023 , thanks to the initiatives we have continued to deploy in order to improve efficiency and productivity through cost control and process optimization . Wholesale Banking Segment The Wholesale Banking segment posted pre - tax income of Ch $ 166 , 453 million in the 4 Q 24 , which represents a decrease of Ch $ 41 , 675 million or 20 . 0 % when compared to the 4 Q 23 . This performance was mainly the result of : (i) an annual decrease of Ch $ 43 , 096 million or 15 . 9 % in operating revenues, primarily as a result of lower revenues from term gapping, primarily due to the end of the FCIC, that is partly allocated to this segment, and (ii) an annual increment of Ch $ 852 million in ECLs in the 4 Q 24 when contrasted to the 4 Q 23 , primarily explained by a comparison base effect sustained by improved credit profiles of certain customers last year . These factors were partly counterbalanced by a decline of Ch $ 2 , 273 million or 3 . 9 % in operating expenses that was explained by lower personnel expenses due to a comparison base effect caused by higher benefits in the 4 Q 23 in light of the renegotiation of collective bargaining agreements . For the FY 2024 , the Wholesale Banking segment posted pre - tax income of Ch $ 666 , 217 million, which denotes a decline of Ch $ 97 , 276 million or 12 . 7 % when compared to the FY 2023 . This performance relied primarily on : (i) lower operating revenues by Ch $ 58 , 722 million or 6 . 1 % on an annual basis, largely influenced by the effect of lower revenues from term gapping that is partly allocated to this segment, which was partly offset by higher fee income and increased contribution of demand deposits and (ii) an increment of Ch $ 35 , 197 million or in ECLs as a consequence of lower - than - normal ECLs in 2023 , due to some allowance releases carried out last year based on improved risk profiles of some specific customers from the construction, real estate and transportation industries . | 39

Management Discussion & Analysis Treasury Segment Our Treasury recorded pre - tax income of Ch $ 6 , 027 million in the 4 Q 24 , which represents an annual drop of Ch $ 11 , 754 million when compared to the 4 Q 23 . This change was mostly associated with : (i) a joint annual drop of Ch $ 7 , 996 million income from both the Trading desk (including XVAs for derivatives) and Debt Securities desk, explained by negative marking - to - market adjustments of FVTPL derivatives and fixed - income securities, given the surge observed in local interest rates during the quarter, (ii) lower revenues from the portion of term gapping allocated to this segment, (iii) an annual rise of Ch $ 1 , 800 million in the impairment of financial assets in the 4 Q 24 when compared to the 4 Q 23 , as a result of higher probability of default for some counterparties within the local financial services sector, and (iv) operating expenses that went up by Ch $ 995 million on an annual basis . For the FY 2024 , the income before income tax earned by our Treasury amounted Ch $ 54 , 867 million, which is equivalent to an annual increment of Ch $ 34 , 951 million or 175 . 5 % when compared to the FY 2023 . The main driver behind this performance was the annual increase of Ch $ 38 , 538 million or 172 . 9 % in operating revenues, which in turn resulted from : (i) higher income from the Debt Securities desk, mostly attributable to a comparison base effect due to the steady surge in local interest rates in the 2 H 23 , in conjunction with both positive marking - to - market in trading securities (FVTPL) and a proactive management of the offshore fixed - income portfolio (FVTOCI) in 2024 , and (ii) increased revenues from our Trading desk (including XVAs for derivatives) given the positive effect of shifts in nominal short - term interest rates on derivatives, particularly during the 1 H 24 . These factors were to some extent counterbalanced by an annual increase of Ch $ 3 , 763 million in the impairment of financial assets due to higher probabilities of default in 2024 for some counterparties belonging to the local financial sector . Subsidiaries Our Subsidiaries reached pre - tax income of Ch $ 26 , 703 million in the 4 Q 24 , amount that was Ch $ 1 , 448 million or 5 . 7 % above the level posted in the same period of 2023 . The annual increase relied mainly on : (i) a higher pre - tax income generated by our Mutual Funds subsidiary by Ch $ 4 , 554 million or 50 . 4% , given higher fee - income related to a 36 . 0 % annual increase in average AUM that in turn was fostered by the launch of new series of mutual funds, and (ii) an annual rise of Ch $ 984 million in income before income tax from our Collection Services subsidiary (Socofin), based on an increase of average fees since August 2024 . These effects were partly offset by : (i) lower pre - tax income from our Stock Brokerage subsidiary by Ch $ 2 , 747 million or 22 . 6 % due to lower results from the management of the securities portfolio, given unfavorable changes in interest rates, and (ii) a decrease of Ch $ 1 , 279 million or 48 . 0 % in income before income tax from our Investment Banking subsidiary explained by a comparison base effect due to some M&A transactions carried out in the 4 Q 23 . As of December 31 , 2024 our Subsidiaries posted a pre - tax income of Ch $ 98 , 007 million, which indicates an annual increase of Ch $ 930 million or 1 . 0 % when compared to the FY 2023 . This change was mainly underlain by : (i) greater pre - tax income from our Mutual Funds subsidiary by Ch $ 9 , 139 million or 25 . 3% , largely due to higher fee - income earned on average AUM that soared 38 . 1 % on an annual basis on the grounds of improved commercial strategies, and (ii) an annual rise of Ch $ 2 , 051 million in pre - tax income from our Collection Services subsidiary due to average fees that were revised upwards during 2024 . These effects were to some degree offset by : (i) an annual decline of Ch $ 4 , 596 million or 34 . 2 % in the bottom line of our Insurance Brokerage subsidiary, due to lower fee income associated with both a decline in written premiums, resulting from specific dynamics in the casualty insurance business related to residential mortgage loans, and higher reimbursement of fees due to credit prepayment, (ii) lower pre - tax income of Ch $ 2 , 800 million or 6 . 2 % from our Stock Brokerage subsidiary primarily explained by increased administrative expenses associated to IT projects carried out in 2024 to enhance the company’s technological infrastructure, and (iii) an annual decline of Ch $ 2 , 788 million in income before income tax from our Investment Banking subsidiary, related to subdued business activity in 2024 when compared to 2023 . | 40

Management Discussion & Analysis Balance Sheet Analysis As of December 2024 (In Millions of Ch$) Loan Portfolio During 2024 the lending activity was marked by the impact of lower economic dynamism, particularly portrayed by weak gross fixed capital formation (or private investment) and private consumption growing less than moderately during year while further decelerating over the last quarters of the year . These trends resulted in weakened demand for loans from both individuals and companies, an effect that was amplified by headwinds faced by some industries . Although some components of the Monthly Economic Activity Indicator (IMACEC) showed a sort of improvement during the first half of the year, this trend gradually tempered over the second half . In this regard, according to the Central Bank, private consumption tended to decline, particularly in terms of durable goods, which is well connected to consumer lending activity . Even though the Quarterly Credit Survey conducted by the Central Bank has shown that the demand for loans from individuals has seemed to strengthen in the margin during the second half of 2024 , stricter - than - average requisites from banks remain for certain segments . All in all, the Central Banck expects private consumption to grow only 1 . 1 % in 2024 , which supports the bounded expansion seen in consumer loans . As for private investment, this indicator has certainly underperformed expectations . According to the Central Bank, the gross fixed capital formation would contract 1 . 3 % in 2024 . This figure does not totally reflect the evolution of the manufacturing components of the IMACEC, some of which recovered in the margin in 2024 . On the whole, the investment in machinery and equipment has gradually increased over the year, though the investment in construction has declined severely . The lower private investment has certainly influenced the demand for commercial loans from companies regardless of their size . In fact, based on the Central Bank’s Quarterly Credit Survey, it is possible to realize that the demand for loans from this banking segment has steadily weakened during the year, particularly from the real estate and construction sectors, which – in conjunction with stricter credit requirements – has conditioned the evolution of commercial loans across the industry . The evolution of our loan portfolio has been to some degree aligned with the drivers affecting the banking industry . As of December 31 , 2024 , our loan book amounted to Ch $ 38 , 875 , 120 million, which denotes a nominal annual expansion of 3 . 4 % when compared to a year earlier and a real contraction of ~ 1 . 0 % when adjusted for 12 - month inflation that reached 4 . 4 % in December 2024 , measured as UF variation . During 2024 , our growth in total loans was mainly steered by personal banking and, particularly, by the expansion of residential mortgage loans . In fact, although by the end of 2024 all lending products posted positive nominal expansions on an annual basis, consumer and commercial loans decreased in real terms . This evidence demonstrates that economic trends related to household consumption and private investment, together with the prevailing financial scenario, have taken a toll on the lending business as demand for loans has not managed to take off . Loan Portfolio Evolution (In Millions of Ch$ and %) 37,600,704 38,207,321 38,875,120 Dec - 23 Commercial Loans Sep - 24 Residential Loans Dec - 24 Consumer Loans +3.4% 52% 34% 14% 5,551,306 5,342,686 5,306,436 +3.9% 13,218,586 12,899,904 12,303,154 +2.5% 20,105,228 19,964,731 19,991,114 +0.7% +1.7% | 41

Management Discussion & Analysis Retail Banking 25,399,116 65.3% Individuals 20,215,745 52.0% | 42 SMEs 5,183,371 13.3% Large Companies 5,412,850 13.9% When diving into the evolution of every lending family, residential mortgage loans continued to pull the cart by posting a 7 . 4 % nominal increase in December 2024 when compared to December 2023 . To a lesser degree, balances of commercial loans increased only 0 . 6 % in the same period, and consumer loans rose 4 . 6 % on an annual basis, both in nominal terms . When looking at the business segments, the Retail Banking segment has continued to prevail in our loan portfolio . Actually, as of December 31 , 2024 our loan portfolio was primarily composed of Retail Banking loans amounting to Ch $ 25 , 399 , 116 million including loans granted to both individuals and SMEs, which jointly concentrated 65 . 3 % of the total loan book, figures that are totally in line with those throughout the year . Additionally, loans managed by our Wholesale Banking segment reached Ch $ 13 , 476 , 004 million as of the same date, representing 34 . 7 % of the total loan portfolio, which comprises loans granted to both Corporations and Large Companies (Middle Market) . Loans by Segment (In Millions of Ch$ and %) Wholesale Banking 13,476,004 34.7% Corporate 8,063,154 20.7% The loan book managed by our Retail Banking segment was composed of loans granted to individuals amounting to Ch $ 20 , 215 , 745 million, which represented a 52 . 0 % share of our total loan book and 79 . 6 % of the loans managed by the Retail Banking segment . Furthermore, this segment handles loans granted to SMEs by Ch $ 5 , 183 , 371 million, which represented 20 . 4 % of the Retail Banking loan book . As of the same date, the Wholesale Banking loan portfolio consisted of loans granted to Corporations for an amount of Ch $ 8 , 063 , 154 million or 59 . 8 % of the segment’s book and loans provided to Large Companies totalling Ch $ 5 , 412 , 850 million or 40 . 2 % of the segment’s portfolio . Over the year, diverse factors impacted differently on the evolution of the loan books managed by our segments . In this regard, loans handled by our Retail Banking segment increased Ch $ 1 , 276 , 766 million or 5 . 3 % from the Ch $ 24 , 122 , 350 million reached in December 2023 . As pointed out earlier, Personal Banking loans represented the main underlying factor for this growth, which in turn relied on the dynamics evidenced by residential mortgage loans . Growth in consumer loans, instead, slowed down in the margin over the second half of the year . On the other hand, the SME subsegment performance was aligned with moderate improving trends shown by some economic sectors by portraying tempered expansion over the year . Positively, this subsegment managed to overcome the sharp amortization of FOGAPE loans granted in 2023 . In depth, 12 - month growth in the Retail Banking segment loan book was primarily conducted by : ⭬ Personal Banking loans growing Ch $ 1 , 145 , 330 million or 6 . 0 % in December 2024 when compared to December 2023 , principally due to : Residential mortgage loans that amounted to Ch $ 13 , 218 , 586 million as of December 2024 , which represented an annual expansion of Ch $ 915 , 432 million or 7 . 4 % when contrasted to December 2023 while representing real growth of ~ 3 . 0 % in the same period . Residential mortgage loans have continued to grow regardless of the prevailing economic scenario, though expanding well below prior years . In this regard, both the sharp increase in prices before the pandemic and long - term interest rates that have remained above the levels seen in the 2010 s have resulted in stricter requirements in terms of financial burden and monthly income the customers must meet, which has reduced the universe of target segments with reasonable risk - return relationship across the industry . Therefore, the rationale behind persistent growth in residential mortgage loans has to do with : (i) the housing market dynamics caused by recent demographic changes in Chile, (ii) the effect of inflation on the balances of residential mortgage loans that are mostly denominated in UF, and (iii) value offerings we have especially designed for some specific sub - segments of our Personal Banking unit, which enabled us to achieve Ch $ 1 , 516 , 310 million in residential mortgage loan origination in 2024 , which represents an annual increase of 10 . 8 % when contrasted to the amount reached in 2023 . This level of loan origination allowed us to increase market share in the margin for this lending product over the year . Consumer loans that amounted to Ch $ 5 , 551 , 306 million in December 2024 , which was Ch $ 244 , 870 million or 4 . 6 % above the amount recorded a year earlier . This expansion, which represents tempered real growth of ~ 0 . 2% , was mainly aligned with growth in both credit card loans and installment loans . Total balances of installment loans reached Ch $ 3 , 253 , 647 million as of December 31 , 2024 , which is Ch $ 72 , 440 million or 2 . 3 % above the amount achieved in December 2023 . The main underlying cause for this

Management Discussion & Analysis growth was an annual rise of 8 . 9 % in origination of installment loans that reached Ch $ 2 , 137 , 467 million in 2024 when compared to Ch $ 1 , 961 , 909 million recorded in 2023 . The expansion experienced by installment loans has been based on tailored offerings that pursue to meet our customers’ needs through the whole life cycle, including our program of pre - approved consumer loans that leverages on our customer knowledge and sophisticated business intelligence tools . Furthermore, credit card loans continued to grow over 2024 but at slower pace than in the past . As of December 2024 this kind of loans totalled Ch $ 2 , 012 , 049 million, which indicates an annual growth of Ch $ 159 , 672 million or 8 . 6% . It is important to note that 12 - month growth in credit card loans accelerated in the 4 Q 24 , after periods of more modest expansion . The lower dynamism shown by household consumption, increased unemployment and a more cautious approach of credit card users to spending would be the main causes behind a more normalized behaviour of credit card loans that in previous years . It is worth noting that the expansion in consumer loans during 2024 did not bring about higher - than - expected credit risk expenses, which is a proof of our prudent risk approach and sophisticated risk intelligence tools that have allowed to keep delinquency bounded after a period of expected normalization . This is particularly notable in light of the upward trend experienced by other relevant peers in regard to non - performing consumer loans . On the other hand, loans granted to SMEs amounted to Ch $ 5 , 183 , 371 million in December 2024 , which represents a tempered expansion of Ch $ 131 , 436 million or 2 . 6 % when compared to December 2023 . The path followed by SMEs loans has largely been influenced by the evolution of the economic landscape over the year . Even though recurrent lending activity (other - than - Fogape loans) reacted positively to the modest recovery evidenced by some economic sectors throughout the year, particularly in the 2 Q 24 and 3 Q 24 , it just allowed us to face the scheduled amortization of Fogape loans (granted to support SMEs during and after the pandemic) and grow modestly in year - end total balances in nominal terms . In this regard, this subsegment managed to grow 8 . 5 % on an annual basis (in nominal terms) in other - than - Fogape loans in 2024 , which represent a net annual increase of Ch $ 452 , 126 million, which replaced Ch $ 364 , 709 million of Fogape loans net amortization . In the Wholesale Banking segment, total loans amounted to Ch $ 13 , 476 , 004 million by December 2024 , which indicates an almost flat trend when compared to December 2023 . This segment has displayed mixed trends during 2024 , but – generally speaking – it has dealt with the headwinds associated with | 43 stagnated private investment, because of both the delay in the rollout of large - scale investment projects and uncertainty on key decision drivers, such as the tax system, labor costs and the level of interest rates . Accordingly, as noticed by the Central Bank, the demand for loans from this segment remains constrained . These macro effects have more than offset the positive impact of annual Chilean peso depreciation ( 13 . 8% ) on balances of USD - denominated loans . Overall, the change evidenced in the loan book managed by the Wholesale Banking segment may be summarized as follows : ⭬ Loans managed by Corporate Banking Unit reached Ch $ 8 , 063 , 154 million in December 2024 , which represents an annual tempered decline of Ch $ 7 , 028 million or 0 . 1 % when compared to the amount recorded in 2023 . This change is misaligned with the positive evolution witnessed during the year for this banking unit, which in turn was underlain by a steady recovery in some specific lending products such as Trade Finance loans and Factoring loans, but particularly by some improvements in commercial credits on the grounds of specific lending operations . Instead, the annual contraction posted in 2024 was largely explained by an annual decrease of Ch $ 372 , 794 million or 5 . 6 % in commercial credits, particularly concentrated in loans granted to clients belonging to the concessions, infrastructure, natural resources and retail industries, a trend that has primarily been driven by both the boosting loan balances evidenced by these types of customers in the 4 Q 23 , representing a high comparison base, and the scheduled amortization of some loans this year that were not revolved as part of the overall prevailing economic backdrop . This effect was to some degree counterbalanced by : (i) an annual increase of Ch $ 368 , 196 million or 50 . 3 % in Trade Finance loans, which was supported by both the improved value offerings we have developed for this lending product over the last two years and also the 13 . 8 % depreciation experienced by the Chilean peso between December 2023 and December 2024 . ⭬ In the case of the Large Companies Unit, total loans behaved in a more tempered fashion than in Corporate Banking . As of December 2024 , total loans managed by this unit amounted Ch $ 5 , 412 , 850 million, which was Ch $ 4 , 678 million or 0 . 1 % above the level recorded in December 2023 . This change was principally the result of an annual rise of Ch $ 106 , 530 million or 9 . 7 % in leasing loans, which is in line with our efforts over the last two years in order to improve value offerings for this lending product in the wholesale banking segment, which is bearing fruits amid a challenging economic landscape . This factor was almost totally offset by : (i) a decline of Ch $ 92 , 984 million or 10 . 3 % in Trade Finance loans, in spite of both the commercial efforts and the exchange rate trend mentioned earlier, and (ii) commercial credits that decreased Ch $ 11 , 711 million or 0 . 4 % on a yearly basis due to both lower economic dynamism, particularly in certain sectors, and the amortization of Fogape loans granted to some of these

Management Discussion & Analysis customers as well in order to cope with the aftermath of the pandemic. Going forward, in 2025 we expect to gain loan growth momentum, particularly in consumer and commercial loans . This view should be supported by both lower costs of borrowing – on average – if the Central Bank continues to take easing monetary steps, as expected, and the more positive perspective (+ 1 . 6 % annual growth) for household consumption comes true . As for commercial loans, the Central Bank has forecasted an overall recovery in gross fixed capital formation of about 3 . 6 % for 2025 from the 1 . 3 % contraction expected for in 2024 . This driver, together with a more dynamic overall economic environment, should benefit the demand from Corporations, Large Companies and SMEs . In the case of residential mortgage loans, 12 - month growth should remain around the figures seen in 2024 . On the whole, we expect our loan book to grow slightly faster than the industry in 2025 in the range of 4 . 5 % to 5 . 0 % in nominal terms . Market Share in Loans (1) (% as of the end of each period) 16.2% 16.2% 16.1% 16.1% 16.1% 16.0% 16.3% 16.3% 16.1% 15.9% 18.7% 18.7% 18.7% 18.7% 18.6% 15.5% 15.4% 15.3% 15.3% 15.3% Dec - 24 Sep - 24 Jun - 24 Mar - 24 Dec - 23 Total Loans Commercial Loans Consumer Loans Residential Loans (1) Excluding operations of subsidiaries abroad. In terms of market positioning, as of December 31 , 2024 (latest available information released by the CMF), we lost market share when compared to a year earlier by attaining a 16 . 1 % market share in total loans, which denotes a 9 bp . annual decrease when compared to December 2023 . This change was in turn driven by a 29 bp . annual market share decline in commercial loans (from 16 . 2 % in December 2023 ), due to lower dynamism in the wholesale banking segment, mainly caused by a high comparison base effect related to a better performance in the 4 Q 23 . This factor coupled with mixed factors in personal banking composed of : (i) market share in consumer loans that remained hovering 18 . 7 % during 2024 , and (ii) an annual market share gain of 18 bp . in residential mortgage loans (from 15 . 3 % in December 2023 ) based on a competitive cost of funds and our aim of accompanying our customers through their lifespan . Going forward, in 2025 we expect to grow slightly above the local industry in total loans, which would result in increased market share in the margin . This would be steered by market positioning gains in all lending products but particularly in commercial and consumer loans, which would enable us to seize market share in the range of 5 bp to 10 bp . by December 2025 . Securities Portfolio As of December 31 , 2024 our Securities Portfolio accounted for Ch $ 5 , 158 , 489 million, which is fairly below the amount of Ch $ 8 , 990 , 560 million posted in December 2023 . The annual decrease of Ch $ 3 , 832 , 071 million or 42 . 6 % in our Securities Portfolio was largely related to the full repayment of the FCIC . Central Bank & Government 3,100,307 60.1% Local Banks 1,538,978 29.8% Securities Portfolio by Type of Instrument (1) (In Millions of Ch$ and %) Local Corporate Bonds 54,602 1.1% Foreign Issuers 52 , 912 1.0% Mutual Funds & Other 411,689 8.0% (1) Mututal Funds & Other instruments include minor positions in equity instruments held by our Securities Brokerage subsidiary. | 44 One of the main characteristics of our Securities Portfolio is given by a composition that is highly concentrated in high - quality liquid assets . In fact, as of December 31 , 2024 , fixed - income instruments issued by both the Chilean Central Bank and the Chilean Government, jointly represented 60 . 1 % of the total portfolio, including instruments measured at both fair value through other comprehensive income (FVTOCI hereafter) and amortized cost (AC hereafter) . As of the same date, other instruments included in our Securities Portfolio consisted of : (i) bonds and certificates of deposit (CD hereafter) issued by local banks that accounted for 29 . 8% , (ii) mutual funds and other securities totalling 8 . 0% , where mutual funds are mostly invested in fixed - income instruments issued by the Central Bank and the Chilean Government, and the other instruments were related to some minor equity positions held by our Securities Brokerage subsidiary, (iii) bonds issued by local corporations amounting to 1 . 1 % of the total securities portfolio, and (iv) long - term bonds

Management Discussion & Analysis issued by the U . S . Federal Reserve accounting for 1 . 0 % of the total portfolio . It is worth mentioning that over 2024 we repaid the scheduled tranches of the FCIC obligation, amounting to Ch $ 3 , 110 , 600 million on April 1 st , 2024 and Ch $ 1 , 237 , 800 million on July 1 st , 2024 . These installments were settled with positions taken in the Liquidity Deposit Program (PDL hereafter) as requested and as set by the Central Bank for such purposes . Therefore, as of December 31 , 2024 we no longer had positions in PDL . From the investment purpose viewpoint, as of December 31 , 2024 our Securities Portfolio was composed of : ⭬ Securities measured at FVTOCI amounting to Ch $ 2 , 088 , 345 million or 40 . 5 % of our Securities Portfolio . Fixed - income instruments issued by local banks, largely associated with CD, represented Ch $ 1 , 321 , 032 million or 63 . 3 % of the total FVTOCI securities, while securities issued by the Chilean Government accounted for Ch $ 660 , 777 million or 31 . 6 % of these kinds of instruments . Furthermore, in the FVTOCI portfolio we also had Ch $ 51 , 936 million or 2 . 5% , invested in bonds issued by the U . S . Federal Reserve . Positions in securities measured at FVTOCI are intended to both manage our liquidity position while profiting from our expectations on local and foreign interest rates . ⭬ Debt securities measured at fair value through profit or loss (Held – for – Trading hereafter) that totalled Ch $ 1 , 714 , 381 million in December 2024 . This amount consisted primarily of Central Bank’s notes (PDBC hereafter) amounting to Ch $ 1 , 207 , 097 million, which are utilized by our Treasury to manage temporary cash surplus/needs . The PDBC have very short maturities, so these positions do not expose us to significant price risk . The remaining stock of securities held for trading was concentrated in bonds issued by both the Chilean Central Bank and local banks . ⭬ Financial instruments measured at AC that reached Ch $ 944 , 074 million in December 2024 , representing 18 . 3 % of our Securities Portfolio . This amount represents the long - term portfolio measured at AC, which is fully composed of bonds issued by both the Central Bank and the Chilean Government . This portfolio enlarged by the end of 2023 and in the 1 H 24 as we built up positions in PDL as requested by the Central Bank to pay the FCIC obligation off . ⭬ Other securities amounting to Ch $ 411 , 689 million as of December 31 , 2024 . These securities are primarily compose of mutual funds (invested in fixed - income securities) represent 99 . 1% , which are taken by our Treasury for purposes of liquidity management . To a lesser degree, this group of securities is also composed of minor equity positions held by our Securities Brokerage subsidiary as part of market - making activities . Securities Portfolio by Investment Purpose (1) (In Millions of Ch$) 8,990,560 409,328 1,431,083 5,158,489 3,786,525 411,689 944,074 2,088,345 3,363,624 1,714,381 Dec - 23 Trading Securities Amortized Cost Dec - 24 Fair Value Through OCI Other Instruments (1) Other Instruments include minor positions in equity instruments held by our Securities Brokerage subsidiary. | 45 Regarding the annual decline of Ch$3,832,071 million or 42.6% in our Securities Portfolio, it may be summarized, as follows: ⭬ Lower amount of securities Held for Trading by Ch $ 1 , 649 , 243 million or 49 . 0 % when contrasted to December 2023 . This change was largely concentrated in securities issued by both the Central Bank and the Chilean Government that jointly decreased Ch $ 1 , 531 , 856 million or 50 . 6% . The maturity of PDBC that were formerly held in this portfolio was the main underlying cause for this annual variation while the proceeds obtained from that were reinvested in PDL for the payment of the FCIC . ⭬ An annual decrease of Ch $ 1 , 698 , 180 million or 44 . 8 % in financial instruments measured at FVTOCI . This decline was primarily fostered by lower exposures to both the Chilean Central Bank and the Chilean Government, which jointly decreased Ch $ 1 , 176 , 875 million when compared to December 2023 . The main drivers for this change were both the maturity of part of the instruments and sales to profit from positive marking - to - market . Similarly, positions in instruments issued by local banks decreased Ch $ 360 , 707 million or 21 . 4 % during 2024 , due mostly to the maturity of CD held in the portfolio . Proceeds obtained from the above were also reinvested in PDL, as mentioned earlier . ⭬ An annual decline of Ch $ 487 , 009 million or 34 . 0 % in fixed - income instruments measured at AC . As previously said, we transferred this amount to PDL positions, for the payment of the FCIC .

Management Discussion & Analysis ⭬ Other instruments that increased Ch $ 2 , 360 million or 0 . 6 % on an annual basis that is explained by a similar rise in mutual funds, which is nothing but related to recurrent liquidity management decisions made by our Treasury . Going forward, our Securities Portfolio should hover in the range of Ch $ 5 , 000 , 000 million to Ch $ 5 , 500 , 000 million during 2025 , depending on both market opportunities that could arise in the coming quarters and the management of our liquidity position . Evolution of Interest Rates (Nominal and Real Rates in %) 0.0 2.0 4.0 6.0 8.0 10.0 12.0 0.0 2.0 4.0 6.0 8.0 10.0 12.0 Dec - 21 Mar - 22 Jun - 22 Sep - 22 Dec - 22 Mar - 23 Jun - 23 Sep - 23 Dec - 23 Mar - 24 Jun - 24 Sep - 24 Dec - 24 BCP 5y BCU 10y BCP 10y MPR BCU 5y FED Fund Source: Risk America and the Chilean Central Bank. | 46 Regarding interest rates, we have seen mixed trends across the local yield curves, following both the monetary actions undertaken by the Central Bank and market expectations on inflation . As such, local short - term interest rates have continued to decrease in line with the path followed by the monetary policy interest rate, which was cut twice by the Central Bank during the 4 Q 24 ( 25 bp . each time in October and December) and ended up 2024 at 5 . 0% . This level denotes a 325 bp . decline when compared to December 2023 and a total decrease of 625 bp . when contrasted to the peak achieved by the end of 2022 and part of 2023 . The Chilean Central Bank has continued to deploy a monetary easing process, though in a more gradual fashion than previously expected, given some monthly inflation surprises . In this regard, although inflation has continued to converge to the mid - term target range, 12 - month CPI variation still remains above the upper bound of 4 . 0% , due to both internal factors, such as energy prices and labor costs, and external drivers, such as the depreciation of the Chilean peso against the U . S . dollar, given the uneven monetary policy stances in Chile and the U . S . at this point . Even though the decrease in the short - term interest rates is good news, as we are coming from an inverted yield curve, the current levels of local interest rates configure flat yield curves in CLP and CLF that are only expected to become positively sloped to the extent the reference rate continues to move towards the neutral level . In a different fashion, medium - and long - term interest rates showed mixed trends over the year by increasing over the 1 H 24 and decreasing significantly in the 2 H 24 . After a sharp downward correction in the 3 Q 24 , CLP and CLF interest rates for longer terms tended to increase on average in the 4 Q 24 . As a result, interest rates of the five - year and ten - year CLP bonds issued by the Central Bank ended up 2024 in the range of 5 . 5 % to 5 . 6% , which is ~ 40 bp . above the levels seen in December 2023 . Generally speaking, CLF interest rates behaved in a similar fashion by achieving levels in the range of 2 . 5 % to 2 . 6 % for five - year and ten - year CLF bonds, which is ~ 25 bp . over the figures seen by the end of 2023 . As of December 31 , 2024 , the market seemed to be aligned with the 3 . 0 % inflation two - year target set by the Central Bank and interest rates for longer terms would be reflecting more constrained funding accessibility in the long - run due to the permanent effect of extraordinary events occurred in the local capital market as an aftermath of the COVID pandemic . As for foreign interest rates, during 2024 the FED started a monetary easing cycle for the first time since March 2020 by cutting the FED Fund Rate (FFR) by 100 bp . through three consecutive decreases starting September 2024 . This decision was made in light of the evidence signaling that inflation is steadily converging to the 2 % target, although – on the other hand – the U . S . economy continues to grow steadily . Going forward, for 2025 we foresee interest rates in the range of 5 . 5 % to 6 . 0 % for five - and ten - year Central Bank bonds denominated in CLP and in the range of 2 . 5 % to 3 . 0 % for five - and ten - year Central Bank bonds denominated in CLF . For shorter terms of the local yield curve, instead, interest rates should continue reacting to the expected cuts to the monetary policy interest rate, which – in our view – should converge to ~ 4 . 50 % by the end of the 2025 . At this point, however, the Central Bank has warned on the possibility of pausing or slowing down the process of converging to a neutral reference rate depending on the evolution of inflation, which will be assessed by its Board in the coming quarters . All in all, we continue to forecast a more positively sloped CLP yield curve, particularly since the 2 H 25 onwards .

Management Discussion & Analysis Other Assets As of December 31 , 2024 we had Other Assets (Cash & Due from Banks, Loans to Banks, Derivatives and Others Items) amounting to Ch $ 8 , 847 , 916 million, figure that was Ch $ 1 , 122 , 340 million or 11 . 3 % below the amount recorded as of December 31 , 2023 . Other Assets (In Millions of Ch$) 9,970,256 8,847,916 1,733,648 1,928,268 681,012 487,327 2,519,180 716,698 459,747 666,815 2,377,312 2,084,441 2,699,076 2,464,648 Dec - 23 Cash and Due from Banks Loans to Banks Deferred & Current Taxes Dec - 24 Derivatives Cash in Collection & REPO Other The decline is highly correlated to the FCIC repayment process . Indeed, most of the change had to do with Loans to Banks that decreased from Ch $ 2 , 519 , 180 million in December 2024 to Ch $ 666 , 815 million in December 2023 , which is mostly related to overnight deposits in the Chilean Central Bank taken by our Treasury from time to time, which were afterwards reinvested in PDL to repay the FCIC . To a lesser degree, this effect was partly offset by an increase of Ch $ 292 , 871 million or 14 . 1 % in derivatives with positive fair value adjustment, which is nothing but explained by the exchange rate depreciation seen in 2024 . Current Accounts & Demand Deposits As of December 31 , 2024 our balances of Current Accounts & Demand Deposits (DDA hereafter) amounted to Ch $ 14 , 263 , 303 million, which represents an annual increase of Ch $ 941 , 643 million or 7 . 1 % if contrasted to the Ch $ 13 , 321 , 660 million posted in December 2023 . Total Demand Deposits (In Millions of Ch$) 7,460,664 7,975,318 5,860,996 6,287,985 13,321,660 14,263,303 Dec - 23 Retail Banking Dec - 24 Wholesale Banking For most of 2024 , DDA seemed to have returned to normality by showing modest nominal growth that, in general, translated into real contractions . From a financial perspective, this trend had to do with the prevailing level of nominal interest rates that – at least – over the 1 H 24 continued to be a convenient investment alternative through Time Deposits by returning above short - term inflation . However, since the 3 Q 24 this underlying incentive began to decline, as the Chilean Central Bank continued to cut the reference interest rate and inflation showed some higher - than - expected monthly pickups . In line with this, DDA continued to grow in the 4 Q 24 , which would be associated with the trade - off between profitability (measured in real terms) and liquidity for customers, in light of the current interest rate scenario characterized by a monetary policy interest rate that ended up the year at 5 . 0 % and 12 - month inflation that stood at 4 . 4% , measured as UF variation . | 47

Management Discussion & Analysis Growth in DDA balances has been fostered by expansion in both the Retail and the Wholesale Banking segments . In this regard, DDA balances managed by our Wholesale Banking segment reached Ch $ 6 , 287 , 985 million in December 2024 , which denotes an annual increase of Ch $ 426 , 989 million or 7 . 3 % when compared to December 2023 . Likewise, DDA balances handled by our Retail Banking segment also contributed to the overall growth in DDA by reaching Ch $ 7 , 975 , 318 million as of December 31 , 2024 , which is Ch $ 514 , 654 million or 6 . 9 % above the level achieved in December 2023 . Based on the above, by the end of 2024 , DDA balances seemed to have retaken its long - term trend – in absolute terms – after the sharp correction evidenced last year . Growth in DDA has also translated into a higher - than - average reciprocity relationship to total loans and has – to some degree – replaced funding raised through Time Deposits for most of the 2024 when local short - term interest rates hovered above 7% . In addition, this growth momentum in DDA allowed us to beat the industry during 2024 by gaining market share on the grounds of : (i) our premium customer base, particularly in personal banking, which is characterized by holding average balances above other relevant peers, and therefore seem to have more preference for liquidity than other banks’ customers, and (ii) a strengthened focus on reinforcing our market positioning, particularly in DDA denominated in local currency, which has allowed us to seize significant market share in this funding source, which is particularly important as it represents a more stable type of liability than DDA denominated in foreign currency, which are more concentrated in wholesale customers . Given these trends, our reciprocity ratio of DDA to Total Loans achieved 36 . 7 % in December, 2024 , which is above the 35 . 4 % recorded in December 2023 . In our view, this figure is likely to decrease in the margin, to the extent the short - term interest rates become more aligned with neutral levels, inflation definitely converges to the Central Bank target and, more importantly, total loans react to improved economic drivers . In terms of market positioning, as of December 31 , 2024 (latest available information released by the CMF), we ranked first among privately - owned peers in DDA denominated in local currency by holding a market stake of 20 . 1% , which represented an annual gain of 38 bp . when compared to December 2023 . As of the same date, we continued to lead the industry in terms personal banking checking account balances by holding a market stake of 23 . 8% . For 2025 , we expect to continue beating the industry in DDA balances, particularly in local - currency and personal banking, as we see these sources as more reliable and stable funding, particularly from the liquidity point of view, while being highly influenced by the solid long - term relationships we have with our customers . Accordingly, we pursue to gain market share in the margin in 2025 , particularly in local - currency DDA, while leading the industry in personal banking by means of both enhancing value offerings for current account holders and adding new customers, especially through digital banking and our FAN ecosystem . Based on the above, we expect our DDA balances to grow in the range of 4 . 5 % to 5 . 0 % in nominal terms, which would translate into a reciprocity ratio of DDA to Total Loans in the range of 36 . 0 % to 37 . 0 % by the end of 2025 . Time Deposits & Saving Accounts As of December 31 , 2024 our funding through Time Deposits and Saving Accounts (Time Deposits hereafter) balances accounted for Ch $ 14 , 168 , 703 million, amount that represents an annual decline of Ch $ 1 , 196 , 859 million or 7 . 8 % when compared to the Ch $ 15 , 365 , 562 million recorded in December 2023 . Time Deposits by Segment (In Millions of Ch$) 14,168,703 15,365,562 3,816,434 4,273,430 11,549,128 9,895,273 Dec - 23 Retail Banking Dec - 24 Wholesale Banking The trend followed by Time Deposits in 2024 is negatively correlated with what we saw for DDA balances and, therefore, is explained by the same underlying drivers . Likewise, in terms of timing, we also may divide 2024 into the first half when we witnessed a positive 12 - month growth rate, from which we observed a marked slowdown over the 2 H 24 towards nominal and real contractions . This evolution has deeply been influenced by the trajectory followed by the reference interest rate, which was reduced by the Chilean Central Bank from 8 . 25 % in December 2023 to 5 . 0 % in December 2024 , which is closer to the neutral level of ~ 4 . 0% . Even though the monetary easing has been rooted in the evident decline posted by 12 - month inflation, CPI annual variation has continued to be above the two - year target range of 2 . 0 % to 4 . 0 % set by the Central Bank, as portrayed by a 4 . 4 % annual variation of the UF in December 2024 . Based on these figures, real interest | 48

Management Discussion & Analysis rates (nominal rate less inflation for the period) paid on short - term Time Deposits by local banks, including us, declined significantly during 2024 . Hence, by December 2024 Time Deposits clearly became a less attractive investment choice than in the recent past for part of the customers . It is worth noting, however, that from the point of view of funding needs, the decrease in Time Deposits has been replaced with the increase posted by DDA, which allowed us to sustain the tempered growth posted by our balance sheet during 2024 . When diving into the business segments, it is possible to realize an uneven evolution of Time Deposits in the Retail and the Wholesale Banking segments . As a matter of fact, the decline in overall Time Deposits balances was primarily explained by the steady decrease in balances handled by our Retail Banking segment, which dropped Ch $ 1 , 653 , 856 million or 14 . 3 % from Ch $ 11 , 549 , 128 million in December 2023 to Ch $ 9 , 895 , 273 million in December 2024 . This trend would be the result of both reduced liquidity among customers belonging to Personal and SME Banking and a revised preference for liquidity due to the lower real interest rate earned on Time Deposits, as mentioned earlier . In addition, the appearance of more convenient investment choices for Retail Banking customers, such as mutual funds that tend to be more liquid than Time Deposits, have also contributed to the pattern shown by balances held by this segment . On the other hand, Time Deposits handled by the Wholesale Banking segment grew steadily during 2024 . As of December 31 , 2024 the Wholesale Banking segment managed Time Deposits balances of Ch $ 4 , 273 , 430 million, amount that was Ch $ 456 , 997 million or 12 . 0 % above the level posted in December 2023 . The drivers behind the behavior of Wholesale Banking Time Deposits are not totally aligned with those seen in the Retail Banking, as the former are related to customers that have a more sophisticated approach to the investment decisions . Thus, during 2024 , some of the factors that influenced Wholesale Banking Time Deposits were : (i) the difference in timing between the local monetary policy and the one followed by the Federal Reserve in the U . S . , which led Wholesale Banking depositors to temporary move to foreign - currency deposits in light of both higher real interest rates earned on such deposits and the effect of Chilean peso depreciation, and (ii) the need for adequately balancing profitability and liquidity in the short - run by investing in shorter terms than Retail Banking customers in Time Deposits in order to profit from specific windows of opportunity when real interest rates earned on deposits could be higher than for longer periods . 12,882,123 15,365,562 14,168,703 Time Deposits and Mutual Funds (In Millions of Ch$) 31,117,685 28,247,685 45.6% 54.5% 16,948,982 Dec - 23 Mutual & Inv. Funds Time Deposits Dec - 24 Funds Participation | 49 From a business perspective, the decline in Time Deposits has also translated into new business opportunities and comprehensive commercial strategies that have allowed us to retain former Time Deposits holders . In this regard, we have designed and launched new series of mutual funds through our specialized subsidiary . In addition to putting more saving alternatives at the disposal of our customers, this strategy also resulted in an annual increase in fee income from mutual funds management in 2024 , as mentioned earlier in this report . For 2025 , the evolution of Time Deposits will depend on the track followed by key market factors in Chile and abroad . Locally, we may consider : (i) the alignment and timing of the monetary easing in relation to investors’ expectations, (ii) the convergence of inflation to the two - year target defined by the Central Bank, and (iii) the appearance of further investment choices, such as mutual funds invested in fixed - income or equity, for wholesale banking customers or personal banking customers with more sophisticated investment approaches . In the external front, we should pay attention to : (i) the effectiveness of the FED’s monetary policy and the ability to anchor inflation expectations in the mid - term, and (ii) the evolution of the exchange rate between the Chilean Peso and US dollar . However, as these elements would affect Time Deposits across the industry, the evolution of our own balances will also depend on : (i) our ability to continue bolstering our market positioning in DDA denominated in local currency, (ii) the growth posted by our loan portfolio as expected, which could result in further funding needs, and (iii) market conditions when raising long - term funding in the local market and overseas .

Management Discussion & Analysis Debt Issued As of December 31 , 2024 we have Debt Issued for an amount of Ch $ 10 , 758 , 948 million, which denotes an annual increment of Ch $ 359 , 069 million or 3 . 5 % when compared to the Ch $ 10 , 399 , 879 million recorded a year earlier . The annual change in long - term debt (excluding subordinated bonds), which was below inflation for the period, was in turn the consequence of moderate growth in our balance sheet, particularly fostered by the slowdown in total loans, and due to the evolution of other sources of funding, such as DDA and Time Deposits, which covered our funding needs in 2024 . Accordingly, we had no significant need to raise further long - term debt rather than specific placements of senior bonds intended to replace the scheduled maturity of formerly issued debt . Accordingly, the annual change in long - term debt was explained by a combination of both the effect of inflation on UF - denominated balances and the new issuances, especially in the local market . Based on these drivers, our long - term debt (excluding subordinated bonds) reached Ch $ 9 , 690 , 069 million in December 2024 , which was Ch $ 330 , 004 million or 3 . 5 % above the Ch $ 9 , 360 , 065 million posted in December 2023 . Evolution of Debt Issued (1) (In Millions of Ch$) 10,758,948 10,399,879 850 1,444 1,068,879 9,689,219 1,039,814 9,358,621 Dec - 23 Senior Bonds Mortgage Finance Bonds Dec - 24 Subordinated Bonds (1) Debt Issued includes senior unsecured debt instruments and also subordinated bonds that are part of regulatory capital instruments. | 50 Regarding issuances of long - term debt during 2024 , we may highlight the following placements : ⭬ In the local market and fully denominated in UF we issued Ch $ 932 , 204 million with average maturity of ~ 10 . 8 years and average interest rate of 2 . 5 % in real terms . Overseas we placed a 10 - year bond in Hong - Kong amounting to Ch $ 52 , 385 million bearing an average interest rate of 4 . 2% . This issuance took place in the early 2024 . As mentioned earlier, these bond placements have allowed us to cover scheduled maturities of formerly issued bonds while addressing funding needs coming from the overall lending business, but particularly from growth in residential mortgage loans to match terms and currency . Regarding subordinated bonds, we did not issue any tranche of this kind of funding in 2024 . As of December 31 , 2024 our subordinated bonds amounted to Ch $ 1 , 068 , 879 million, which represents an annual increment of Ch $ 29 , 065 million or 2 . 8 % when compared to December 31 , 2023 . The annual expansion was totally explained by the effect of inflation on notional amounts denominated in UF and scheduled amortizations throughout the year . Beyond the funding that subordinated bonds may represent, they are related to capital management as well . In this regard, given the positive capital gaps we have created over the last years, on the grounds of both our income – generating capacity and bounded balance sheet growth, we have had no need to raise hybrid capital so far . Furthermore, the outstanding subordinated bonds are still fully computing as Tier 2 capital . Looking ahead, we keep on constantly assessing market opportunities and funding alternatives depending on the expansion of our balance sheet, the evolution of our DDA, liquidity in the local and foreign capital markets, and changes in both the yield curves and credit spreads . Thus, for 2025 we expect to continue placing bonds in order to replace scheduled maturities while managing both the intertest rate risk in the banking book and the optimization of the cost of funds . In this regard, loan growth – particularly in residential mortgage and commercial loans – should conduct our funding actions, particularly in terms of long - term senior funding during 2025 . From the perspective of subordinated bonds, given our solid capital position and the maturity profile of our current stock, we do not expect to issue subordinated bonds in 2025 . However, as Basel III convergence is still in progress, we cannot rule out that further capital requirements will be set, which could translate into the issuance of Tier 2 capital or AT 1 Capital, if needed .

Management Discussion & Analysis Other Liabilities As of December 30 , 2024 we had Other Liabilities (including Borrowings from Financial Institutions, Derivatives and Others Items) amounting to Ch $ 7 , 281 , 486 million, which represents a decrease of Ch $ 4 , 186 , 680 million or 36 . 5 % if contrasted to the amount recorded as of December 31 , 2023 . This decline is nothing but the consequence of the total repayment of the FCIC . Other Liabilities (In Millions of Ch$) 11,468,166 3,749,928 7,281,486 2,357,523 3,592,172 5,360,715 2,585,846 1,103,468 Dec - 23 Dec - 24 Borrowing from F.I. Derivatives Provisions & Others In fact, balances of Borrowings from Financial Institutions decreased Ch $ 4 , 257 , 247 million on an annual basis, from Ch $ 5 , 360 , 715 million in December 2023 to Ch $ 1 , 103 , 468 million in December 2024 , due to the payment of the two tranches of the FCIC amounting to Ch $ 3 , 110 , 600 million and Ch $ 1 , 237 , 800 million on April 1 st and July 1 st, 2024 , respectively . This effect was to some extent compensated by an annual increase of Ch $ 228 , 323 million or 9 . 7 % in derivatives with negative fair value adjustment, which had mostly to do with the 13 . 8 % depreciation of the Chilean peso in 2024 . Equity As of December 31 , 2024 our Equity accounted for Ch $ 5 , 623 , 001 million, amount that was Ch $ 385 , 716 million or 7 . 4 % above the level reached in December 2023 . The annual increase was mainly fostered by both our earnings retention practices and the net income generated during 2024 . Total Equity (In Millions of Ch$) 5,237,285 610,164 631,685 1,878,778 1,451,076 3,154,522 3,134,057 5,623,001 Dec - 23 Dec - 24 Net Income (Net of Min. Div.) Retained Earnings Capital & Reserves The annual change in our equity accounts primarily relied on: | 51 ⭬ An annual surge of Ch$427,702 million in retained earnings, owing to: (i) The retention of the effect of inflation on our capital for the year ended December 31 , 2023 , amounting to Ch $ 223 , 720 million, which aims to keep our paid - in capital and reserves hedged against inflation ; and (ii) The retention of 20 % of the net distributable earnings (net income less the effect of inflation on our capital) for the period ended December 31 , 2023 , equivalent to Ch $ 203 , 983 million, as decided on the shareholders’ meeting carried out on March 28 , 2024 . These factors were to some degree offset by an annual decrease of Ch $ 15 , 398 million in OCI accumulated in equity, explained by : (ii) (i) A negative fair value adjustment in hedge accounting derivatives by Ch $ 10 , 559 million in comparison with December 2023 . This result was primarily explained by local long - term interest rates denominated in CLF that showed an average decline in 2024 , which adversely impacted the liability part of swap derivatives . This effect coupled with by an average increase in foreign long - term interest rates that negatively affected the asset part of swap derivatives ; and A fair value decrease of Ch $ 5 , 621 million in FVTOCI securities in December 2024 when compared to a year earlier, given the moderate increase in local interest rates (in both CLP and CLF) for certain tenors of the yield curves .

Risk & Capital Management Risk Management Approach Risk Management Principles Banco de Chile’s risk profile ensures that its business can sustainably grow and is aligned with its strategic objectives, in order to maximize value creation and guarantee its liquidity and solvency . Global risk management takes into consideration the business segments served by the bank and its subsidiaries, which is approached from an integrated and differentiated perspective . The bank's corporate governance relies on active participation by the board, in order to adequately manage risk, either directly or through committees composed of directors and senior management that have been described in the Corporate Governance section of this report . The board establishes the risk policies, the risk appetite framework, and the guidelines to develop, validate and monitor its models . It approves the provision models and annually issues an opinion on the adequacy of provisions . Management is responsible for establishing rules and procedures, and for controlling compliance with the board’s instructions . The bank has integrated its capital and liquidity planning process into its strategic planning, in line with the risks inherent to its business, the financial and competitive environment, its business strategy, corporate values, and its risk governance, management and control systems . Its capital planning process is aligned with the regulator’s requirements and incorporates Risk Weighted Asset calculations and stress tests for its credit, market and operational risks, and the integrated measurement of its financial and non - financial risks . The Corporate Risk Division and the Cybersecurity Division jointly manage risk . They form the corporate risk governance structure, and their highly experienced and specialized teams, together with a robust regulatory framework, secure optimal and effective management of the matters they address . The Corporate Risk Division is responsible for credit risk during the loan origination, monitoring and recovery stages for both the Retail and Wholesale segments and, through the Market Risk Area, is also responsible for measuring, limiting, controlling and reporting on market risk, as well as defining valuation and management standards for the bank’s assets and liabilities . | 52

Risk & Capital Management Internal Control Model The board of directors is responsible for defining and continuously evaluating the internal control environment in order to ensure conservative management and effective auditing. To guarantee audit independence, the bank has a hierarchical structure and validation mechanisms in order to address audit issues. | 53

Risk & Capital Management Credit Risk Credit risk assesses the probability that the counterparty in a credit transaction does not meet its contractual obligation because of payment incapacity or financial insolvency, and that leads to a potential loan loss. The bank seeks an adequate risk - return and an appropriate risk balance, through careful credit risk management, which covers the loan origination, monitoring and recovery processes . It also continuously manages risk knowledge using an integral approach, in order to contribute to the business and anticipate threats that may damage its solvency or the quality of its loan portfolio, by developing a unique risk awareness culture throughout the corporation . This requires developing a risk management framework for the business segments served by the bank, responding to regulatory requirements and commercial dynamism, contributing to digital transformation, and contributing to the bank’s businesses from a risk management perspective . It adopts a portfolio perspective that efficiently and proactively manages, resolves and controls the business approval process . The bank integrates socio - environmental criteria into its evaluations for granting financing for domestic and regional projects that might generate such an impact, wherever executed . Projects must have all the permits, authorizations, licenses and studies required for their impacts in order to qualify for financing . For large customers, the bank also has specialized customer service units involved in the process of financing large - scale projects such as public works concessions that include building infrastructure and mining, power or real estate developments, all of which may have an environmental impact . Credit policies and processes are based on the following management principles, which use a specialized approach according to the characteristics of the bank’s markets and segments, and acknowledges their peculiarities : Perform a rigorous evaluation during the loan origination process Implement a continuous, robust portfolio monitoring process Develop credit risk modelling guidelines, covering regulatory and management aspects, for efficient decision making at each stage of the lending process. Implement a timely, flexible, efficient collections structure Efficiently manage teams, tools and information availability Our Corporate Risk division use these management principles to contribute to the business and anticipate threats that may affect solvency and portfolio quality, based on a segmentation by business, as follows : Retail Banking Segment Loan origination for these segments is mainly managed using risk evaluation scoring tools, supported by an appropriate credit attribution model, which is required to approve each transaction . These evaluations examine factors such as total borrowings, payment capacity and maximum acceptable exposure for the customer . Wholesale Banking Segment Origination management for this segment involves an individual assessment of the customer and if it belongs to a group of companies then this takes into consideration the bank’s relationship with the rest of the group . This individual assessment considers income - generating capacity, financial capacity with emphasis on solvency, exposure levels, industry variables, an evaluation of the partners and management and aspects particular to the transaction such as the financing structure, terms, products and any guarantees . | 54

Risk & Capital Management The Bank separates this risk based on three types of market factors : spot prices, interest rates and option volatility . The Bank has a Market Risk Management policy, which is annually approved by the Board of Directors, where the types of internal limits and alerts are established, in addition to the regulatory ones, for the measurement of financial exposures and/or price risks . The measurement and control of the price risk, for management purposes, is carried out through various internal metrics and reports that differ from each other, depending on whether they are used for exposures in the Trading and Currency Book or for those belonging to the Accrual Book . Regarding the internal tools designed for the Trading and Currency Book, the price risk management is deployed through the calculation and reporting of financial exposures through their sensitivities or greeks and the risk of the entire portfolio by means of the VaR model . Additionally, the Bank has established internal metrics for the management of the price risk of the Accrual Book, defining limits and alerts for interest rate exposures . The Bank measures interest rate exposures through the Interest Rate Exposure (IRE) metric, and interest rate risk for the Accrual Book using the EaR 12 M (Earnings at Risk 12 months) methodology . In addition, internal policies establish the periodic carrying out of stress exercises on the positions of the Trading and Currency Book, and the Accrual Book, which are used to contrast them against the maximum price risk tolerance defined by the Board of Directors . Limit usage and alert status are regularly reported to the respective business units . Likewise, the Bank's Senior Management is immediately notified in the case of excess limits or activation of alerts, including the monitoring of corrective action plans, if necessary . This information is reported monthly to the Finance, International and Market Risk Committee and on a quarterly basis to the Board of Directors . Price Risk Price risk can be defined as the risk of losses in the Trading and / or the Banking Book, arising from adverse movements in market factors. The Bank has a Liquidity Risk Management Policy, reviewed and approved at least annually by the Board, which establishes the main guidelines for measuring, limiting, reporting and controlling liquidity risk . Funding liquidity is measured, reported and controlled by means of using internal metrics, including the Market Access Report (MAR) . MAR limits are established to ensure that funding can be obtained and / or renewed in professional markets under normal business conditions, in different time horizons and currencies . The Bank also sets a minimum amount of highly liquid assets (or liquidity buffer), and a limit of the cross - currency funding position . Concentration ratios and other complementary metrics are also periodically measured, reported and controlled against warning levels . In addition, the Bank reports standardized metrics to regulators in accordance with their guidelines, such as the Liquidity Coverage Ratio (LCR) and the Net Stable Financing Ratio (NSFR) . It also continuously monitors and tracks market variables and/or material events that could affect our liquidity position . In accordance with its Liquidity Risk Management Policy, the Bank performs regular stress testing in order to quantify its cash needs in the event of adverse scenarios of varying severity, which are contrasted against potentially available action plans detailed within the Liquidity Contingency Plan . These results are daily reported, monitored and controlled based on the maximum liquidity risk appetite defined by the Board . On the other hand, trading liquidity is assured by using limits with certain specific maturities based on the amounts that are normally traded in professional markets for interest rate exposure generated by debt instruments and derivatives . The same process is used to limit the Bank's overall exposure to each currency and to exchange rate volatility with varying maturities . These internal and regulatory metrics are regularly reported to the business units responsible for managing liquidity risk . Similarly, senior management is immediately notified if the limits are exceeded or triggers are breached, including, if necessary, monitoring of corrective action plans . Finally, the general status of liquidity risk is reported to the Asset and Liabilities Committee on a monthly basis and to the Board on a quarterly basis . Liquidity Risk Liquidity risk can arise either due to a reduction in the bank’s funding capacity (funding liquidity risk) or a reduction in the traded value of its assets that can be liquidated or its market factors from derivatives held in its portfolios (transaction or trading liquidity risk). | 55

Risk & Capital Management Operational risk is inherent to all activities, products and systems, as well as strategic, business and support processes throughout the organization . All bank employees are appropriately responsible for the management and control of operational risks inherent to their duties, since these risks may result in direct or indirect financial losses . The bank controls and manages operational risk by developing a regulatory and governance framework adapted to the complexity of its business . The Operational Risk Policy defines a comprehensive management framework that includes identifying, evaluating, controlling, mitigating, monitoring and reporting these risks . This requires executing several processes as follows : Process Assessment Supplier Management Fraud Management Management of Operational Events and Operational Losses Operational Risk Assessment for Projects Control Testing Risk Appetite Profile and Framework Self - Assessment Matrix Relations with External Entities and Corporate Training Plan Operational Risk Operational risk is the risk of loss resulting from deficiencies or failures in internal processes, staff or systems, or from external events. This definition includes legal risks and excludes strategic and reputation risks. Being prepared to face any emergency is key to providing exceptional services to our customers . Therefore, we have developed a robust, consistent Business Continuity Plan to safeguard the bank and its subsidiaries . The objective of the plan is to establish general guidelines for ensuring the safety of our employees, protecting the organization's capital from catastrophic events, maintaining and updating documentation, and conducting training and testing . To comply with these guidelines, the bank has developed a strategy to meet this objective that covers the following areas: Document Management Business Continuity Testing Crisis Management Critical Supplier Management Management of Alternative Sites Relationship with Subsidiaries and External Organizations Continuous Improvement Training Information Security Officer (ISO) Business Continuity Different situations that could affect the business continuity of the organization or the country, which requires to be constantly prepared to keep operating the products and services that are critical to its customers. | 56

Risk & Capital Management Society is increasingly digitalized, so customer privacy and cybersecurity risk management is a priority for Banco de Chile . Therefore, the bank has developed a Strategic Cybersecurity Plan, which is aligned with the bank's business strategy . The main objectives of this plan are to protect customer and employee data, safeguard the bank's data, manage technological, cybersecurity and data security risks, and strengthen the risk prevention culture . This plan complies with the appropriate regulations, which include the Personal Data Protection Law 21 , 096 , the Protection of Privacy Law 19 , 628 and the provisions published in the Updated Compilation of Rules (RAN) issued by the Financial Market Commission (CMF) . This plan has been approved by senior management, who regularly receive associated progress reports . Data security and cybersecurity policies at Banco de Chile establish guidelines regarding the responsibility for and protection of data and its associated risk management, based on both regulatory aspects and international standards . These policies are reviewed annually and apply to employees, outsourced personnel, as well as suppliers and contractors of services who access its facilities or have access to bank and subsidiary data . The controls that protect this information and IT assets are defined by regulations, processes and the bank’s internal procedures . Technological Risk, Cybersecurity and Data Protection Banco de Chile knows that sound ethical management is essential for its industry leading position . Therefore, the bank has diverse protocols, systems and models to ensure ethical behavior of all its employees . The Code of Conduct is the key guideline and essential component of the bank's corporate ethics . It contains the general principles and instructions that guide the ethical - professional conduct of the employees, directors and board advisors . The purpose of the code is to safeguard the fundamental values to properly conduct the bank's business, in accordance with the bank's corporate philosophy . The Ethics Committee is responsible for overseeing its implementation within the bank . Preventing corruption and the use of the bank and its subsidiaries to engage in unlawful practices has been a concern over the last few decades for Banco de Chile . Awareness - raising measures and controls have been intensified during the recent years, in order to prevent this kind of behavior . The bank has approved a Code of Conduct, a Prevention of Dishonest Practices Policy and a Handling Conflicts of Interest Policy, which describe the main roles and responsibilities to avoid that anything may be interpreted as a violation of ethical conduct or imply the risk of corruption or bribery . The Compliance Division by means of its Regulatory Compliance Area and the Ethics Committee are responsible for ensuring compliance with the conduct described in these policies . Conduct Risk and Anti - Money Laundering Model Risk and Internal Control Its purpose is to manage the risks associated with models and their processes, so it relies on the model validation, model risk management and internal control functions . Model validation is responsible for performing an independent review of risk models, including risk - weighted assets and stress testing, during their construction and implementation stages . It validates compliance with board - approved guidelines and addresses aspects such as governance, data quality, modeling techniques, methodological and parametric implementation analysis and documentation . The results of these reviews are submitted to the respective committees . Model risk management is responsible for monitoring models and ensuring that they fulfill their life cycle status . The Model Risk Management Committee was created in July 2023 and is composed of members of the Bank’ senior management . | 57

Risk & Capital Management The Bank supervises and manages its capital adequacy based on the principles and objectives set forth in its Corporate Capital Management Policy and current risk appetite framework, ensuring that its capital base provides adequate coverage for the material risks of the business and complies with the requirements established by the CMF on this matter . Through its Policy, the Bank seeks to ensure the adequacy and quality of the Bank's capital, establish sufficient capital levels, through the definition of internal capital targets, ensure that capital metrics meet the internal capital targets defined by the Bank in the short and medium term, establish periodic and timely reports, to meet the objectives set on this matter and ensure the existence of a governance structure with clear roles and responsibilities within the organization . In terms of capital management, Banco de Chile is governed by, among others, the following principles : (i) ensuring the solvency of the Bank, without losing focus on the profitability of the capital invested by shareholders, (ii) considering capital as a scarce resource, so business and investment decisions should be oriented towards value creation by optimizing the capital invested, (iii) the Board of Directors is ultimately responsible for strategies and decisions that affect capital management, (iv) having a comprehensive capital management model that allows monitoring and control, (v) implementing an annual capital planning process, consistent and aligned with the definition of the risk appetite and strategic goals, and (vi) ensuring the accuracy, reasonability, quality and integrity of information related to capital management . Regarding Governance Structure, Banco de Chile has an adequate segregation of duties that allows activities related to business, control and monitoring, risk measurement and assessment, and capital adequacy, to be executed and reported with sufficient independence and in alignment with best risk and capital management practices . The key participants in the Bank's corporate governance structure for capital management are : Board of Directors : Is the Bank's highest decision - making body, responsible for the supervision of capital management, including regulatory and internal compliance, through the approval of the Policy, the definition of general guidelines for capital management based on the risk profile assumed by the Bank, as well as the approval of internal targets and capital planning, the Risk Internal Assessment Measurement (RIA), the Risk Appetite Framework (RAF) and associated contingency plans, among other elements . Capital Management Committee : Among other matters, the main function of Committee is to oversee and supervise capital management while being responsible for reviewing and proposing changes to the Policy, at least once a year ; reviewing and approving governance documentation associated with capital management ; ensuring that the Bank has sufficient capital to meet both its current needs and those arising from stress scenarios . Capital Management | 58

Risk & Capital Management Funding Concentration & Liquidity Position Our liquidity position has continued to be solid as depicted by both the Liquidity Coverage Ratio (LCR) and the Net Stable Funding Ratio (NSFR), which have remained well above the prevailing regulatory limits of 100 % and 80% , respectively, as defined by the banking liquidity regulation . Liquidity Ratios: LCR and NSFR (In percentage as of each date, based on CMF C49 report) 450% 400% 350% 300% 250% 200% 150% 100% 50% 0% 450% 400% 350% 300% 250% 200% 150% 100% 50% 0% Dec - 23 Jan - 24 Feb - 24 Mar - 24 Apr - 24 May - 24 Jun - 24 Jul - 24 Aug - 24 Sep - 24 Oct - 24 Nov - 24 Dec - 24 LCR NSFR To achieve this position, we maintained high - quality liquid assets that averaged Ch $ 4 , 798 Bn . during the 4 Q 24 , which explains the positive gap shown by the LCR in relation to the regulatory and internal thresholds . These high - quality liquid assets are primarily composed of fixed - income securities issued by both the Chilean Central Bank and the Chilean Government . In the case of the NSFR, given our balance sheet structure and solid management of liquidity gaps, the relationship between available and required funding has remained stable over time . From the funding concentration perspective, the deposit composition remained relatively stable in 2024 . In this regard, whereas Time Deposits as a percentage of total liabilities (i . e . excluding equity accounts) increased slightly from 30 . 4 % in December 2023 to 30 . 5 % in December 2024 , the Demand Deposits increased their share from 26 . 4 % to 30 . 7 % in the same period . It is worth mentioning, however, these figures should be assessed in the context of reduced total liabilities in 2024 due to the full repayment of the FCIC in July 2024 . Furthermore, given the current and persistent position in liquid assets, we have raised lower funding from institutional counterparties . In this regard, our liabilities structure continued to be well balanced, as reflected by a 46 % share of retail counterparties, a 38 % share of financial counterparties and a 16 % composed of wholesale non - financial counterparties . Liability Concentration by Counterparty (As percentage of Total Liabilities) 38% 46% 16% Financial Counterparties Retail Counterparties Wholesale Non - Financial Counterparties It is important to note that approximately 60 . 9 % of the liabilities with financial counterparties are concentrated in long - term bonds, representing a 23 . 2 % of the total liabilities (excluding equity), as of December 31 , 2024 . | 59

Risk & Capital Management Price Risk We continue to manage our trading portfolio prudently by focusing on providing competitive prices for our financial and corporate counterparties within the market - making activity and in order to keep trading price risk at bounded levels . - 50.4% - 1,094 1,078 2,172 Average - 33.4% - 1,304 2,605 3,909 Maximum - 58.0% - 462 334 796 Minimum Value - at - Risk Trading Book (1 - day impact) (99% confidence level / Individual Basis) Year - to - Date Change In Millions of Ch$ 2023 2024 Ch$ % The Value - at - Risk (VaR) of our Trading Book averaged Ch $ 1 , 078 million in 2024 , which represented a 50 . 4 % decrease when compared to the average of Ch $ 2 , 172 million VaR recorded in 2023 . This was the consequence of a decrease in positions in both fixed - income securities and derivatives exposed to CLP and CLF, from the beginning of the year . Accordingly, the price risk in this portfolio remains bounded . - 2.4% - 5,858 242,262 248,120 Average - 8.9% - 25,448 260,728 286,176 Maximum - 1.4% - 2,446 175,971 178,417 Minimum Earnings - at - Risk Banking Book (12 - month impact) (99% confidence level / 3 - month defeasance period / Individual Basis) Year - to - Date Change In Millions of Ch$ 2023 2024 Ch$ % Likewise, the interest rate risk in the Banking Book, measured by the 12 - month Earnings - at - Risk (EaR) metric, decreased from an average of Ch $ 248 , 120 million in 2023 to Ch $ 242 , 262 million in 2024 , which denoted a 2 . 4 % annual decline that was mostly explained by changes on inflation expectations during 2024 . As for our exposure to inflation, the net asset position to UF in the Banking Book reached Ch $ 8 , 982 Bn . in December 2024 . Based on our view of inflation pressures in the economy in the short run, we continued to reasonably widen the inflation gap in the banking book during 2024 , while keeping a balanced risk - return relationship in relation to our risk appetite . It is worth mentioning this position is composed of both our structural gap that hedges our shareholders’ equity from the effect of inflation in the long - term and directional positions taken by our Treasury in order to benefit from changes in short - term market expectations . Inflation - Indexed Position in the Banking Book (In Billions of Ch$, End of Period) 7,685 6,759 6,843 6,774 8,074 8,051 8,302 8,511 8,982 Dec - 22 Mar - 23 Jun - 23 Sep - 23 Dec - 23 Mar - 24 Jun - 24 Sep - 24 Dec - 24 Based on the revenues we have accrued from inflation variation over the last quarters, we believe this strategy has more than offset the risk involved . Nevertheless, as mentioned in previous reports, we are continually assessing the expected track for inflation in order to change our exposure, if necessary . | 60

Risk & Capital Management Operational Risk Regarding Operational Risk, we aim to keep a reasonable level of losses, by means of monitoring and controlling the proper functioning of our processes, personnel and internal systems while also considering external issues . To achieve this goal, we operate through a Comprehensive Risk Management Framework, as well as a governance structure that addresses the complexity of our business model . As of December 31 , 2024 , net operational losses accounted for Ch $ 21 , 942 million, which was primarily composed of : (i) losses associated with external fraud representing 61 . 3% , (ii) losses related to Execution, Delivery and Process Management amounting to 18 . 9% , (iii) losses categorized as Employment Practices and Workplace Safety that represented 7 . 7% , and (iv) other effects jointly representing 12 . 1% , comprised of losses related to Business Interruption and System Failure, losses from Damage to Physical Assets, as well as Clients, Products & Business Practices, and finally Internal Fraud . Net Operational Losses by Type (In Millions of Ch$ / Net of Recoveries) Internal Fraud Business Interruption and System Failure Damage in Fixed - Assets Customers, Products and Business Practices Employment Practices and Workplace Safety Execution, Delivery and Process Management External Fraud 0 As of December 31, 2023 10,000 20,000 As of December 31, 2024 The amount of net operational losses recorded as of December 31 , 2024 represented an annual decrease of Ch $ 5 , 091 million or 18 . 8 % when compared to the Ch $ 27 , 033 million registered in 2023 . This change was conducted by specific drivers arising this year, as follows : ⭬ An annual decrease of Ch $ 4 , 604 million or 25 . 5 % in net losses associated with the external fraud category, from the Ch $ 18 , 051 million incurred last year . This decrease was mainly due to the efforts to recover losses associated with a theft event from the previous period suffered by an external cash vault provider, which coupled with a decline in external fraud associated with credit cards, debit cards and electronic payments due to change in the law . ⭬ An annual increase of Ch $ 1 , 578 million or 61 . 3 % in net losses associated with the Execution, Delivery and Process Management, mainly due to failure in the execution of operational processes . ⭬ An annual decrease of Ch $ 1 , 344 million or 44 . 3 % in net losses associated with the Employment Practices and Workplace Safety category, due to the normalization of business operations after the health contingency . Notwithstanding the recent positive trend in operational losses, we continue to implement diverse measures to reinforce controls, which should allow us to reduce the impact and/or to avoid future operational losses . | 61

Risk & Capital Management Capital Adequacy and Risk Ratings Capital Adequacy Our Total Capital Ratio accounted for 18 . 13 % as of December 31 , 2024 , which denotes an increase of 68 bp . when compared to the level reached at the end of 2023 . Likewise, both the CET 1 ratio and the Tier 1 ratio were at 14 . 37 % in December 2024 , which was 64 bp . above the ratios recorded a year earlier . An enhanced capital base, due to the net income earned during de FY 2024 and a moderate expansion in risk weighted assets, explained the change in our capital ratios . 9.0% 13.7% 13.7% 17.5% 10.3% 14.4% 14.4% 18.1% +122 bp Capital Adequacy Ratios (As percentage as of each date) +64 bp +64 bp +68 bp Common Common Tier 1 Total Equity Tier 1 Equity Tier 1 Capital Capital Total Assets RWA Dec - 23 RWA RWA Dec - 24 In this regard, the CET 1 Capital increased Ch $ 335 , 620 million or 6 . 5 % on an annual basis, by reaching Ch $ 5 , 511 , 914 million in December 2024 , which was the main component of the annual Ch $ 376 , 708 million or 5 . 7 % increment posted by our Total Capital, which amounted to Ch $ 6 , 955 , 292 million in December 2024 . These changes are all but totally explained by the annual net income generated during the FY 2024 , once provisions for minimum dividends are deducted . From the risk exposures standpoint, our Total RWA posted a tempered annual rise of Ch $ 663 , 665 million or 1 . 8 % by totalling Ch $ 38 , 354 , 479 million in December 2024 . This minor change had to do with both a moderate expansion in the recurrent balance sheet exposures to credit risk, given the weak evolution of the loan book due to the dynamics seen across the board, in conjunction with an annual decrease in market risk exposure in the trading book . In the case of the leverage ratio, the higher improvement in relation to other ratios had mainly to do with the downsize experienced by our balance sheet once the FCIC was fully repaid by means of fixed - income securities . As a result, the total exposures in the balance sheet decreased Ch $ 3 , 540 , 861 million or 6 . 2 % by reaching Ch $ 53 , 712 , 394 million in December 2024 . This change, in combination with the already mentioned increase in CET 1 Capital, translated into an annual increase of 122 bp . in our Leverage ratio that reached 10 . 26 % in December 2024 . Based on the above, as of December 31 , 2024 we fully complied with all mandatory limits of 3 . 0 % for the leverage ratio, 8 . 5 % for the CET 1 ratio, 10 . 0 % for the Tier 1 ratio and 12 . 1 % for the Total Capital ratio . As we have pointed out in the past, our current capital position enables us to be poised to address the final steps of Basel III implementation . As of December 2024 , we have already achieved fully - loaded thresholds for : (i) the 0 . 5 % counter - cyclical buffer over RWA as defined by the Central Bank in May 2023 (since May 2024 ) and – at least temporarily – reaffirmed in November 2024 , and (ii) the conservation buffer of 2 . 5 % over RWA . Furthermore, as of December 31 , 2024 we have achieved : (i) three quarters of the systemic buffer of 1 . 25 % reaffirmed by CMF for us on April 1 , 2024 , and (ii) one quarter of the 0 . 5 % Pillar 2 charge set by CMF for us in January 2024 . Nevertheless, it is important to mention that, on January 17 , 2025 , the CMF informed that the Pillar 2 charge on Banco de Chile will remain at the level prevailing for 2024 , equivalent to ~ 0 . 13% . Accordingly, as of December 31 , 2024 we would have complied with the full requirement on this matter . Finally, it is worth noting that on October 11 , 2024 the CMF published for comment a set of amendments to RAN 21 - 13 that define a new framework for the definition of outlier banks and IRRBB measurement, among other matters, from which further Pillar 2 capital requirements could be imposed in the future . | 62

Risk & Capital Management Credit Risk Ratings Our credit ratings determine the cost and terms upon which we are able to raise funding . Rating agencies evaluate us by considering diverse factors, including the financial strength, the business environment and the economic backdrop . International Credit Ratings MOODY’S Short - Term Long - Term P - 1 A2 Foreign Currency Stable Outlook STANDARD & POOR’S Short - Term Long - Term A - 1 A Foreign Currency Stable Outlook Local Credit Ratings REYS HUMPH Short - Term Long - Term Nivel 1+ AAA Deposits Stable Outlook R RATE FELLE Short - Term Long - Term Nivel 1+ AAA Deposits Stable Outlook | 63

Consolidated Statement of Income

Chilean GAAP- In millions of Chilean pesos (MCh$) and US dollars (MUS$)

	Quarter					Year-to-Date			
	4Q23 MCh$	3Q24 MCh$	4Q24 MCh$	4Q24 MUS$	% Change 4Q24/4Q23	Dec-23 MCh$	Dec-24 MCh$	Dec-24 MUS$	% Change Dec-24/Dec-23
Interest revenue	813,781	691,255	686,160	689.8	(15.7) %	3,181,624	2,919,967	2,935.4	(8.2) %
Interest expense	(379,510)	(266,476)	(244,386)	(245.7)	(35.6) %	(1,634,708)	(1,138,312)	(1,144.3)	(30.4) %
Net Interest Income	**434,271**	**424,779**	**441,774**	**444.0**	**1.7 %**	**1,546,916**	**1,781,655**	**1,791.1**	**15.2 %**
Indexation revenue from UF	297,456	172,542	258,846	260.2	(13.0) %	832,909	829,188	833.6	(0.4) %
Indexation expenses from UF	(170,204)	(97,248)	(145,018)	(145.8)	(14.8) %	(489,165)	(469,992)	(472.5)	(3.9) %
Net Income from UF Indexation	**127,252**	**75,294**	**113,828**	**114.4**	**(10.5) %**	**343,744**	**359,196**	**361.1**	**4.5 %**
Income from fees and commissions	183,952	181,573	190,565	191.6	3.6 %	714,380	732,922	736.8	2.6 %
Expenses from fees and commissions	(44,048)	(35,836)	(45,915)	(46.2)	4.2 %	(168,450)	(161,039)	(161.9)	(4.4) %
Net Fees and Commisions	**139,904**	**145,737**	**144,650**	**145.4**	**3.4 %**	**545,930**	**571,883**	**574.9**	**4.8 %**
Results from Assets/Liabilities held for Trading	**111,054**	**63,663**	**(36,946)**	**(37.1)**	**-**	**351,352**	**102,301**	**102.8**	**(70.9) %**
Debt Financial Instruments	89,620	33,353	11,398	11.5	(87.3) %	315,119	128,401	129.1	(59.3) %
Interest and UF indexation revenue	*73,089*	*21,809*	*16,472*	*16.6*	*(77.5) %*	*312,388*	*115,314*	*115.9*	*(63.1) %*
Results from Valuation	*16,531*	*11,544*	*(5,074)*	*(5.1)*	*-*	*2,731*	*13,087*	*13.2*	*379.2 %*
Financial derivative contracts	14,173	24,329	(54,137)	(54.4)	-	10,935	(51,712)	(52.0)	-
Other financial instruments	7,261	5,981	5,793	5.8	(20.2) %	25,298	25,612	25.7	1.2 %
Results from FVTOCI Assets and Asset/Liabilities at A	**(3,916)**	**3,212**	**(4)**	**(0.0)**	**(99.9) %**	**(4,181)**	**8,289**	**8.3**	**-**
Results form Foreign Exchange Transactions	**9,821**	**(4,518)**	**87,157**	**87.6**	**787.5 %**	**120,594**	**164,597**	**165.5**	**36.5 %**
Financial Results	**116,959**	**62,357**	**50,207**	**50.7**	**(57.1) %**	**467,765**	**275,187**	**276.5**	**(41.2) %**
Income attributable to affiliates	**5,075**	**3,004**	**9,968**	**10.0**	**96.4 %**	**14,432**	**17,052**	**17.1**	**18.2 %**
Income from Non-Current Assets Held for Sale	**937**	**(647)**	**(4,000)**	**(4.0)**	**-**	**3,146**	**(6,465)**	**(6.5)**	**-**
Other operating income	**38,663**	**10,322**	**21,725**	**21.8**	**(43.8) %**	**72,939**	**51,777**	**52.1**	**(29.0) %**
Total Operating Revenues	**863,061**	**720,846**	**778,152**	**782.4**	**(9.8) %**	**2,994,872**	**3,050,285**	**3,066.5**	**1.9 %**
Personnel Expenses	(177,049)	(139,535)	(163,178)	(164.0)	(7.8) %	(582,684)	(582,547)	(585.6)	(0.0) %
Administrative Expenses	(103,869)	(101,563)	(103,229)	(103.8)	(0.6) %	(403,255)	(416,696)	(418.9)	3.3 %
Depreciation and Amortization	(23,520)	(24,163)	(23,650)	(23.8)	0.6 %	(92,308)	(94,601)	(95.1)	2.5 %
Impairments	(1,650)	41	(1,380)	(1.4)	(16.4) %	(1,762)	(2,851)	(2.9)	61.8 %
Other Operating Expenses	(12,812)	(7,721)	(11,709)	(11.8)	(8.6) %	(36,090)	(36,039)	(36.2)	(0.1) %
Total Operating Expenses	**(318,900)**	**(272,941)**	**(303,146)**	**(304.7)**	**(4.9) %**	**(1,116,099)**	**(1,132,734)**	**(1,138.6)**	**1.5 %**
Provisions for Loans at Amortized Cost	(142,034)	(107,477)	(118,736)	(119.4)	(16.4) %	(423,015)	(452,448)	(454.8)	7.0 %
Special Provisions for Credit Risk	(3,287)	5,016	(1,078)	(1.1)	(67.2) %	(3,256)	(3,610)	(3.6)	10.9 %
Recovery of written-off loans	17,724	18,385	18,621	18.7	5.1 %	62,266	65,313	65.7	4.9 %
Financial Assets Impairments	(303)	3,722	(2,103)	(2.1)	594.1 %	2,754	(1,009)	(1.0)	-
Expected Credit Losses (ECLs)	**(127,900)**	**(80,354)**	**(103,296)**	**(103.8)**	**(19.2) %**	**(361,251)**	**(391,754)**	**(393.8)**	**8.4 %**
Operating Result	**416,261**	**367,551**	**371,710**	**373.7**	**(10.7) %**	**1,517,522**	**1,525,797**	**1,534.0**	**0.5 %**
Income tax	(30,717)	(79,480)	(73,644)	(74.0)	139.7 %	(273,887)	(318,405)	(320.1)	16.3 %
Net Income for the Period	**385,544**	**288,071**	**298,066**	**299.6**	**(22.7) %**	**1,243,635**	**1,207,392**	**1,213.9**	**(2.9) %**
Non-Controlling interest	1	-	-	-	-	1	-	-	-
Net Income for the Period attributable to Equity Holders	**385,543**	**288,071**	**298,066**	**299.6**	**(22.7) %**	**1,243,634**	**1,207,392**	**1,213.9**	**(2.9) %**
Fair Value Adj. Securities FTVOCI	30,892	13,890	(15,510)	(15.6)	-	8,874	(4,664)	(4.7)	-
Failr Value Adj. Hedge Accounting	(34,325)	(28,157)	921	0.9	-	113,183	(21,798)	(21.9)	(119.3) %
Income Tax & Other effects	8,140	7,820	1,520	1.5	(81.3) %	(28,013)	5,997	6.0	(121.4) %
Comprehensive Income	**390,251**	**281,624**	**284,997**	**286.5**	**(27.0) %**	**1,337,679**	**1,186,927**	**1,193.2**	**(11.3) %**

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.
All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$994.74 per US$1.00 as of December 31, 2024. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.
Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile's website both in Spanish and English.

| 64

Consolidated Balance Sheet

Chilean GAAP- In millions of Chilean pesos (MCh$) and US dollars (MUS$)

ASSETS	Dec-23 MCh$	Sep-24 MCh$	Dec-24 MCh$	Dec-24 MUS$	% Change Dec-24/Dec-23
Cash and due from banks	**2,464,648**	**2,112,115**	**2,699,076**	**2,713.3**	**9.5 %**
Transactions in the course of collection	**415,505**	**525,912**	**372,456**	**374.4**	**(10.4) %**
Financial Assets for Trading at Fair Value through P&L	**5,808,328**	**3,967,577**	**4,429,423**	**4,452.8**	**(23.7) %**
Derivative instruments	*2,035,376*	*2,086,983*	*2,303,353*	*2,315.5*	*13.2 %*
Debt Securities	*3,363,624*	*1,465,702*	*1,714,381*	*1,723.4*	*(49.0) %*
Other	*409,328*	*414,892*	*411,689*	*413.9*	*0.6 %*
Financial Assets at Fair Value Through OCI	**3,786,525**	**1,954,644**	**2,088,345**	**2,099.4**	**(44.8) %**
Debt Securities	*3,786,525*	*1,954,644*	*2,088,345*	*2,099.4*	*(44.8) %*
Derivative Intruments for Hedge Accounting	**49,065**	**45,378**	**73,959**	**74.4**	**50.7 %**
Financial Assets at Amortized Cost	**40,853,821**	**40,125,419**	**39,787,216**	**39,997.6**	**(2.6) %**
Receivables from repurchase agreements and security borrowings	*71,822*	*70,386*	*87,291*	*87.8*	*21.5 %*
Debt Securities	*1,431,083*	*933,466*	*944,074*	*949.1*	*(34.0) %*
Loans and advances to Banks	*2,519,180*	*1,696,985*	*666,815*	*670.3*	*(73.5) %*
Commercial loans	*19,991,114*	*19,964,731*	*20,105,228*	*20,211.5*	*0.6 %*
Residential mortgage loans	*12,303,154*	*12,899,904*	*13,218,586*	*13,288.5*	*7.4 %*
Consumer loans	*5,306,436*	*5,342,686*	*5,551,306*	*5,580.7*	*4.6 %*
Allowances for loan losses	*(768,968)*	*(782,739)*	*(786,084)*	*(790.2)*	*2.2 %*
Investments in other companies	**76,994**	**75,001**	**76,769**	**77.2**	**(0.3) %**
Intangible assets	**137,204**	**153,307**	**158,556**	**159.4**	**15.6 %**
Property and Equipment	**201,657**	**191,692**	**189,073**	**190.1**	**(6.2) %**
Leased assets	**108,889**	**102,694**	**96,879**	**97.4**	**(11.0) %**
Current tax assets	**141,194**	**158,601**	**159,869**	**160.7**	**13.2 %**
Deferred tax assets	**539,818**	**526,658**	**556,829**	**559.8**	**3.2 %**
Other assets	**1,208,904**	**1,748,860**	**1,406,991**	**1,414.4**	**16.4 %**
Total Assets	55,792,552	51,687,858	52,095,441	52,370.9	(6.6) %

LIABILITIES & EQUITY	Dec-23 MCh$	Sep-24 MCh$	Dec-24 MCh$	Dec-24 MUS$	% Change Dec-24/Dec-23
Liabilities					
Transactions in the course of payment	**356,871**	**554,374**	**283,605**	**285.1**	**(20.5) %**
Financial Liabilities for Trading at Fair Value through P&L	**2,199,226**	**2,205,045**	**2,445,796**	**2,458.7**	**11.2 %**
Derivative instruments	*2,196,921*	*2,203,559*	*2,444,806*	*2,457.7*	*11.3 %*
Other	*2,305*	*1,486*	*990*	*1.0*	*(57.0) %*
Derivative Intruments for Hedge Accounting	**160,602**	**195,440**	**141,040**	**141.8**	**(12.2) %**
Financial Liabilities at Amortized Cost	**43,904,480**	**39,187,371**	**39,619,816**	**39,829.3**	**(9.8) %**
Current accounts and other demand deposits	*13,321,660*	*13,243,711*	*14,263,303*	*14,338.7*	*7.1 %*
Saving accounts and time deposits	*15,365,562*	*14,662,443*	*14,168,703*	*14,243.6*	*(7.8) %*
Payables from repurchase agreements and security lending	*157,173*	*86,696*	*109,794*	*110.4*	*(30.1) %*
Borrowings from financial institutions	*5,360,715*	*1,144,119*	*1,103,468*	*1,109.3*	*(79.4) %*
Debt Issued	*9,360,065*	*9,772,113*	*9,690,069*	*9,741.3*	*3.5 %*
Other financial obligations	*339,305*	*278,289*	*284,479*	*286.0*	*(16.2) %*
Lease liabilities	**101,480**	**96,502**	**91,429**	**91.9**	**(9.9) %**
Instruments Issued for Regulatory Capital	**1,039,814**	**1,068,667**	**1,068,879**	**1,074.5**	**2.8 %**
Provisions	**1,573,248**	**1,399,453**	**1,566,165**	**1,574.4**	**(0.5) %**
Current tax liabilities	**808**	**447**	**132**	**0.13**	**(83.7) %**
Deferred tax liabilities	-	-	**166**	**0.2**	-
Other liabilities	**1,218,738**	**1,505,916**	**1,255,412**	**1,262.1**	**3.0 %**
Total liabilities	**50,555,267**	**46,213,215**	**46,472,440**	**46,718.2**	**(8.1) %**
Equity of the Bank's owners					
Capital	2,420,538	2,420,538	2,420,538	2,433.3	0.0 %
Reserves	709,742	709,742	709,742	713.5	0.0 %
Other comprehensive income	24,242	16,846	3,777	3.8	(84.4) %
Retained earnings from previous periods	1,451,076	1,878,778	1,878,778	1,888.7	29.5 %
Income for the period	1,243,634	909,326	1,207,392	1,213.8	(2.9) %
Provisions for minimum dividends	(611,949)	(460,587)	(597,228)	(600.4)	(2.4) %
Non-Controlling Interest	2	0	2	0	(100.0) %
Total equity	**5,237,285**	**5,474,643**	**5,623,001**	**5,652.7**	**7.4 %**
Total Liabilities & Equity	55,792,552	51,687,858	52,095,441	52,370.9	(6.6) %

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.
All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$994.74 per US$1.00 as of December 31, 2024. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.
Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile's website both in Spanish and English.

| 65

Selected Statistical Information

Chilean GAAP- In millions of Chilean pesos (MCh$) and US dollars (MUS$)

Key Performance Ratios	Quarter			Year-to-Date		
	4Q23	3Q24	4Q24	Dec-23	Sep-24	Dec-24
Earnings per Share (1) (2)						
Net income per Share (Ch$)	3.82	2.85	2.95	12.31	9.00	11.95
Net income per ADS (Ch$)	763.32	570.34	590.13	2,462.23	1,800.34	2,390.47
Net income per ADS (US$)	0.87	0.64	0.59	2.82	2.01	2.40
Book value per Share (Ch$)	51.85	54.20	55.66	51.85	54.20	55.66
Shares outstanding (Millions)	101,017	101,017	101,017	101,017	101,017	101,017
Profitability Ratios (3) (4)						
Net Interest Margin	5.26%	4.64%	5.16%	4.63%	4.80%	4.88%
Net Financial Margin	5.62%	5.00%	5.46%	4.96%	5.16%	5.23%
Fees & Comm. / Avg. Interest Earnings Assets	1.16%	1.30%	1.30%	1.15%	1.22%	1.24%
Operating Revs. / Avg. Interest Earnings Assets	7.11%	6.38%	6.92%	6.26%	6.45%	6.56%
Return on Average Total Assets	2.77%	2.21%	2.31%	2.26%	2.23%	2.25%
Return on Average Equity	30.18%	21.31%	21.51%	25.13%	22.81%	22.47%
Return on Average Capital and Reserves	33.61%	22.88%	23.77%	26.10%	22.91%	23.12%
Capital Ratios						
Common Equity Tier 1 (CET1) / Total Assets	9.04%	10.20%	10.26%	9.04%	10.20%	10.26%
Common Equity Tier 1 (CET1) / Risk Weighted Assets (RWA)	13.73%	14.32%	14.37%	13.73%	14.32%	14.37%
Tier1 Capital / Risk Weighted Assets (RWA)	13.73%	14.32%	14.37%	13.73%	14.32%	14.37%
Total Capital / Risk Weighted Assets (RWA)	17.45%	18.09%	18.13%	17.45%	18.09%	18.13%
Credit Quality Ratios						
Total Past Due / Total Loans to Customers	1.43%	1.48%	1.44%	1.43%	1.48%	1.44%
Allowance for Loan Losses / Total Past Due	143.28%	138.33%	140.05%	143.28%	138.33%	140.05%
Total Allowance for Loan Losses / Total Past Due (5)	273.75%	262.08%	264.82%	273.75%	262.08%	264.82%
Impaired Loans / Total Loans to Customers	3.14%	3.40%	3.47%	3.14%	3.40%	3.47%
Loan Loss Allowances / Impaired Loans	65.17%	60.17%	58.26%	65.17%	60.17%	58.26%
Loan Loss Allowances / Total Loans to Customers	2.05%	2.05%	2.02%	2.05%	2.05%	2.02%
Expected Credit Losses / Avg. Loans to Customers (4)	1.37%	0.84%	1.08%	0.98%	1.01%	1.03%
Operating and Productivity Ratios						
Operating Expenses / Operating Revenues	36.96%	37.86%	38.96%	37.27%	36.51%	37.14%
Operating Expenses / Average Total Assets (3) (4)	2.29%	2.09%	2.35%	2.03%	2.04%	2.11%
Balance Sheet Data (1) (3)						
Avg. Interest Earnings Assets (million Ch$)	48,276,882	45,011,895	44,379,755	47,588,235	46,811,231	46,203,362
Avg. Assets (million Ch$)	55,707,173	52,192,049	51,585,950	54,911,402	54,320,837	53,637,116
Avg. Equity (million Ch$)	5,110,643	5,408,190	5,541,559	4,949,645	5,315,740	5,372,195
Avg. Loans to Customers (million Ch$)	37,293,179	38,372,479	38,328,996	36,882,896	38,005,483	38,086,361
Avg. Interest Bearing Liabilities (million Ch$)	31,724,746	27,702,120	26,777,605	31,068,032	29,756,732	29,011,950
Risk-Weighted Assets (Million Ch$)	37,690,814	37,917,734	38,354,479	37,690,814	37,917,734	38,354,479
Additional Data						
Exchange rate (Ch$/US$) - EOP	874.35	897.92	994.74	874.35	897.92	994.74
Employees (#) - EOP	12,229	11,844	11,614	12,229	11,844	11,614
Branches (#) - EOP	257	235	226	257	235	226
Notes						

(1) Figures are expressed in nominal Chilean pesos.
(2) Figures are calculated considering nominal net income, the shares outstanding and the exchange rate existing at the end of each period.
(3) Ratios consider daily average balances.
(4) Annualized data.
(5) Including additional allowances.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.
All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$994.74 per US$1.00 as of December 31, 2024. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.
Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile's website both in Spanish and English.

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